UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
270 Park Avenue
New York, New York 10017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The JPMorgan Chase 401(k) Savings Plan
New York, New York

We have audited the accompanying Statement of Net Assets Available for Benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets held at end of year as of December 31, 2014, and (2) assets both acquired and disposed of within the Plan year for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Department of Labor’s ("DOL") Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
Meaden & Moore, Ltd.

Cleveland, Ohio
June 25, 2015

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

December 31,	2014	2013
Assets:
Total investments at fair value	$20,337,454,154	$19,413,869,065
Receivables:
Employers’ contributions, net of forfeited unvested account balances	426,254,862	443,435,973
Notes receivable from participants	501,793,195	463,643,268
Due from brokers for investment securities sold	212,406,474	80,626,839
Participants’ contributions	28,969,550	28,080,316
Accrued interest and dividends	13,100,348	16,422,656
Other	3,421,316	4,797,069
Total receivables	1,185,945,745	1,037,006,121

Cash (noninterest-bearing)	11,541,255	—
Total assets	21,534,941,154	20,450,875,186

Liabilities:
Securities sold, not yet purchased	—	77,923,041
Derivative payables	6,399,958	2,780,710
Total liabilities at fair value	6,399,958	80,703,751
Payable for securities purchased	342,405,276	247,417,909
Accrued expenses	3,251,951	4,774,984
Other	491,818	348,010
Total liabilities	352,549,003	333,244,654
Net assets reflecting all investments at fair value	21,182,392,151	20,117,630,532
Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(11,172,917)	346,616
Net assets available for benefits	$21,171,219,234	$20,117,977,148
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

Years Ended December 31,	2014	2013
Additions:
Contributions:
Participants	$873,807,177	$848,007,132
Employers, net of forfeited unvested account balances	415,877,629	438,186,359
Rollovers	139,869,086	123,655,839
Total contributions	1,429,553,892	1,409,849,330
Investment income:
Dividend income:
JPMorgan Chase & Co. common stock	79,393,703	74,673,879
Other	89,402,183	80,036,092
Interest income	63,603,198	68,666,420
Net appreciation/(depreciation) in fair value of investments	1,196,867,349	3,235,887,251
Increase in net assets available for benefits from investment income	1,429,266,433	3,459,263,642
Interest income on notes receivable from participants	15,155,447	13,685,968
Other income	—	6,771,672
Total additions	2,873,975,772	4,889,570,612

Deductions:
Benefits paid to participants	1,804,541,361	1,419,335,071
Administrative expenses	16,192,325	13,653,980
Total deductions	1,820,733,686	1,432,989,051

Net increase	1,053,242,086	3,456,581,561

Net assets available for benefits, beginning of year	20,117,977,148	16,661,395,587
Net assets available for benefits, end of year	$21,171,219,234	$20,117,977,148
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

1. Description of the plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”), which is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank, N.A. is a national banking association that has retail branches in 23 states and operates nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks.
The following is a general description of the Plan. Refer to the Plan’s Summary Plan Description and legal plan document for a more complete description of the Plan.
General
The Plan enables eligible employees (i.e., Participants) of JPMorgan Chase and certain of its affiliated companies to fund an account, the value of which is to be applied for their benefit upon retirement or termination of employment. All amounts contributed to a Participant’s account under the Plan are held in a trust fund administered by JPMorgan Chase Bank, N.A., as Trustee.
The Plan is administered by a plan administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees are eligible to participate after completing 60 days of service (prior to October 3, 2013, part-time employees were eligible to participate after completing 90 days of service). Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the Plan within their first 31 days of eligibility. Further, unless the employees elect a different rate, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless they make another investment election, Participant contributions are invested in the Plan’s qualified default investment funds, the Target Date Funds.
Contributions
Participant contributions
The Plan allows Participants to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation per pay period subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary plus applicable job differential pay (i.e., shift pay). In certain situations, eligible compensation includes other cash earnings (e.g., commissions, draws, and overrides) paid under certain plans that provide compensation in lieu of base salary. Eligible compensation excludes overtime, bonuses, special pay, or any other additional compensation and is not reduced by pre-tax contributions under this Plan and under certain other plans. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit. Effective January 1, 2014, Participants may elect to defer on a pre-tax and/or Roth 401(k) basis through a payroll deduction up to 50% (in 1% increments) of the cash component of any annual incentive compensation for a performance year under JPMorgan Chase’s Performance-Based Incentive Plan or the Branch Profitability Incentive Plan subject to certain legal limitations. Effective January 1, 2015, in addition to base salary, eligible compensation will include certain other types of variable incentive compensation.
In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Employer matching contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution (“Matching Contributions”) on behalf of each Participant who has completed one year of service in an amount equal to 100% of the Participant’s Contributions up to 5% of eligible compensation – provided that the Participant is employed at the Firm at the end of the calendar year, unless certain specified conditions are met. Participants with total annual cash compensation of $250,000 or more are not eligible to receive Matching Contributions. The determination of annual total cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant’s Contributions.
Employer discretionary contributions
In December 2014 and 2013, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

the eligible employees in January 2015 and 2014, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants’ Contributions or, in the absence of such an election, the Target Date Funds which are the Plan’s qualified default investment funds.
Rollover contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers, including: qualified traditional individual retirement accounts (“IRA”); contributory individual retirement accounts; and governmental plans. After-tax rollovers are not accepted by the Plan; however the Plan accepts Roth 401(k) rollovers.
Dividend election
The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, a Participant may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are always 100% vested, including any associated investment performance (or “earnings”). Participants will become 100% vested in the value of the Matching Contributions, including any associated investment performance, after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. During the years ended December 31, 2014 and 2013, $10,392,025 and $901,595, respectively, of forfeited nonvested accounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of contributions
The Plan allows a Participant to withdraw all or any portion of their vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per plan provisions).
The Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of vested benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after they attain the age of 70 1/2. If no election is made, then the account distribution will be deferred, automatically, until the month after the Participant attains age 65.
If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect directly to roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.
Notes receivable from participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal amount outstanding.
Administrative expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments, investment management fees and other expenses directly attributable to the administration of the Plan.

2. Summary of significant accounting policies
Basis of presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform to the current year's presentation.
Use of estimates in the preparation of financial statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment valuation
All investments are recorded at fair value. For information related to the Plan’s valuation methodologies for its investments, see Note 3.
Fully benefit-responsive investment contracts
The Plan accounts for synthetic guaranteed investment contracts (“synthetic GICs”) at contract value. A synthetic GIC is an investment contract in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from independent third parties (“Issuers”), which provide market value and cash flow risk protection to the Plan.
Investment contracts held by a defined contribution plan are typically reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan that are attributable to fully benefit-responsive investment contracts. Contract value is used because that is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The synthetic GICs are presented on the Statement of Net Assets Available for Benefits at the fair value of the investment contracts with an adjustment from fair value to contract value to arrive at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
Participant withdrawals
Participant withdrawals are recorded when paid.
Differences between financial statements and Form 5500
The Plan calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the proceeds and cost of investments, and as the difference between the fair value and cost of investments, respectively. Internal Revenue Service (“IRS”) Form 5500 calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the fair value of investments at the end of the current year and the prior year.
The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500. Similarly, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid. There were no reconciling items between the net assets available for benefits as disclosed in these financial statements and the Form 5500.
Foreign currency translation
The Plan revalues assets and liabilities denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates as of the date of the Statement of Net Assets Available for Benefits. Income and expenses denominated in foreign currencies are revalued at the exchange rates prevailing at the date of the transaction.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Accounting and reporting developments
Presentation of Financial Statements – Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)
In May 2015, the Financial Accounting Standards Board (“FASB”) issued guidance to address diversity in practice related to how certain investments measured at net asset value (“NAV”) are reported within the financial statement footnotes. The new guidance removes the requirement to categorize investments measured under the current NAV practical expedient within the fair value hierarchy for all investments. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance will become effective after December 15, 2015 and is required to be applied retrospectively. Early adoption is permitted. The Plan is currently evaluating the potential impact to the Statements of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Repurchase agreements and similar transactions
In June 2014, the FASB issued guidance that amends the accounting for certain secured financing transactions, and requires enhanced disclosures with respect to transactions recognized as sales in which exposure to the derecognized asset is retained through a separate agreement with the counterparty. In addition, the guidance requires enhanced disclosures with respect to the types and quality of financial assets pledged in secured financing transactions. The guidance will become effective for annual periods beginning after December 31, 2014. The adoption of this guidance is not expected to have a material impact on the Statements of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

3. Fair value measurements
Determination of fair value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Assets and liabilities
Common/collective trust funds and registered investment companies (mutual funds)
These investments are public investment vehicles valued based on the calculated NAV of the fund. Where the funds produce a daily NAV that is validated by a sufficient level of observable activity (purchases and sales at NAV), the NAV is used to value the fund investment and it is classified in level 1 of the valuation hierarchy. Where adjustments to the NAV are required, for example, with respect to interests in funds subject to restrictions on redemption (such as lock-up periods or withdrawal limitations) and/or observable activity for the fund investment is limited, investments are classified within level 2 of the valuation hierarchy.
Equity securities
JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy. Other common and preferred stocks are valued at the closing price reported on the major stock exchange on which the individual securities are traded and are generally classified within level 1 of the valuation hierarchy. If quoted exchange prices are not available for the specific common stock, other independent pricing services or broker quotes are consulted for valuation purposes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. Other common and preferred stock that do not have quoted exchange prices are generally classified within level 2 of the valuation hierarchy.
Synthetic guaranteed investment contracts
The fair value of synthetic GICs is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Such investments are generally classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of zero, at both December 31, 2014 and 2013. See Note 6 for further information on these contracts.
Corporate debt securities and U.S. federal, state, local and non-U.S. government debt securities
The Plan estimates the value of debt instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 1 or 2 of the valuation hierarchy.
Mortgage-backed securities
Mortgage-backed securities (“MBS”) include both U.S. government agency and U.S. government-sponsored enterprise (collectively, “U.S. government agencies”) securities, and nonagency pass-through securities. Nonagency securities are primarily “AAA” rated residential and commercial MBS valued using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes and the relationships of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 1 or 2 of the valuation hierarchy.
Derivatives
Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Plan’s derivative positions are valued using either relevant broker quotes or models. Both methodologies use readily observable market parameters as their basis — that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Plan uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and readily observable parameters including interest rates and volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps, option contracts and credit default swaps. Such instruments are generally classified within level 2 of the valuation hierarchy. See Note 7 for further information on derivative instruments.
Money market funds and other
These investments predominantly consist of U.S. government money market funds and securities purchased under resale agreements (“resale agreements”). Money market funds are valued based on the amortized cost method which approximates fair value and are classified within level 1 or 2 of the valuation hierarchy. To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration the terms of the resale agreement and are then discounted using the appropriate market

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

rates for the applicable maturity. As the inputs into the valuation are primarily based on readily observable pricing information, such resale agreements are classified within level 2 of the valuation hierarchy.
Investments measured at net asset value
The Plan uses the NAV to determine the fair value of multiple investments, including: (1) investments that have readily determinable fair values, which are classified in level 1 of the valuation hierarchy; and (2) investments for which the underlying investments (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company, which are in level 2 of the valuation hierarchy. The fair values of investments valued at NAV at December 31, 2014 and 2013, respectively, were $13.1 billion and $12.2 billion, which were classified within the valuation hierarchy as follows: $1.6 billion and $1.5 billion in level 1 and $11.5 billion and $10.7 billion in level 2. These investments consist predominantly of investments in common/collective trust funds, registered investment companies (mutual funds) and synthetic GIC underlying investments.
The investment strategies for common/collective trust funds and registered investment companies (mutual funds) and the synthetic GIC underlying investments are varied, and they may invest directly and indirectly in a broad range of equities, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., S&P 500 Index, Russell 1000 Index, Barclays Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments are subject to restrictions on redemption; and certain of these investments may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in financial instruments that are valued at NAV.
Securities sold, not yet purchased
Liabilities measured at fair value include debt security instruments that the Plan has sold to other parties but does not own (i.e., “short” positions). The Plan is obligated to purchase instruments at a future date to cover the short positions at the prevailing market prices; this results in the risk to the Plan that the cost to ultimately settle the obligations may exceed the fair value that is recognized on the Statements of Net Assets Available for Benefits.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following tables present the financial instruments carried at fair value as of December 31, 2014 and 2013, by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2014	Level 1(a)	Level 2(a)	Total fair value
Common/collective trust funds:
Large cap U.S. equity funds	$—	$5,787,861,496	$5,787,861,496
Small cap U.S. equity funds	—	911,496,515	911,496,515
Large cap non-U.S. equity funds	—	1,530,421,710	1,530,421,710
Small cap non-U.S. equity funds	—	240,293,472	240,293,472
U.S. fixed income funds	—	693,383,038	693,383,038
Non-U.S. fixed income funds	—	60,797,383	60,797,383
Real estate funds	—	165,521,091	165,521,091
Commodity funds	—	5,117,836	5,117,836
Total common/collective trust funds	—	9,394,892,541	9,394,892,541
Equity securities:
JPMorgan Chase & Co.	3,253,573,124	—	3,253,573,124
Other banks and finance companies	285,419,473	—	285,419,473
Total banks and finance companies	3,538,992,597	—	3,538,992,597
Capital equipment	360,519,474	32	360,519,506
Consumer goods	325,286,289	1,837	325,288,126
Business services	181,117,587	—	181,117,587
Materials	169,430,545	—	169,430,545
Energy	99,202,426	—	99,202,426
Real estate	62,517,408	—	62,517,408
Other	363,185,397	366	363,185,763
Total equity securities	5,100,251,723	2,235	5,100,253,958
Synthetic guaranteed investment contracts	—	2,140,434,486	2,140,434,486
Registered investment companies (mutual funds):
U.S. fixed income funds	960,674,971	7,023,768	967,698,739
Mid cap U.S. equity funds	583,653,344	—	583,653,344
Total registered investment companies (mutual funds)	1,544,328,315	7,023,768	1,551,352,083
Corporate debt securities	—	1,153,429,953	1,153,429,953
U.S. federal, state, local and non-U.S. government securities	440,995,584	162,049,911	603,045,495
Mortgage-backed securities	28,739,181	39,680,313	68,419,494
Derivative receivables	—	5,337,303	5,337,303
Money market funds and other	264,622,977	55,665,864	320,288,841
Total assets measured at fair value(a)	$7,378,937,780	$12,958,516,374	$20,337,454,154

Derivative payables	$—	$6,399,958	$6,399,958
Total liabilities measured at fair value	$—	$6,399,958	$6,399,958

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2013	Level 1(a)	Level 2(a)	Total fair value
Common/collective trust funds:
Large cap U.S. equity funds	$—	$5,034,284,725	$5,034,284,725
Small cap U.S. equity funds	—	853,073,942	853,073,942
Large cap non-U.S. equity funds	—	1,537,410,844	1,537,410,844
Small cap non-U.S. equity funds	—	269,186,920	269,186,920
U.S. fixed income funds	—	570,638,222	570,638,222
Non-U.S. fixed income funds	—	78,417,660	78,417,660
Real estate funds	—	139,194,792	139,194,792
Commodity funds	—	4,718,174	4,718,174
Total common/collective trust funds	—	8,486,925,279	8,486,925,279
Equity securities:
JPMorgan Chase & Co	3,193,148,001	—	3,193,148,001
Other banks and finance companies	267,308,506	—	267,308,506
Total banks and finance companies	3,460,456,507	—	3,460,456,507
Capital equipment	313,100,081	32	313,100,113
Consumer goods	271,713,587	1,838	271,715,425
Business services	170,332,481	—	170,332,481
Materials	144,202,594	—	144,202,594
Energy	103,195,767	—	103,195,767
Real estate	43,677,050	—	43,677,050
Other	378,285,720	361	378,286,081
Total equity securities	4,884,963,787	2,231	4,884,966,018
Synthetic guaranteed investment contracts	—	2,202,462,150	2,202,462,150
Registered investment companies (mutual funds):
U.S. fixed income funds	947,646,163	6,667,177	954,313,340
Mid cap U.S. equity funds	521,293,989	—	521,293,989
Total registered investment companies (mutual funds)	1,468,940,152	6,667,177	1,475,607,329
Corporate debt securities	—	1,172,329,979	1,172,329,979
U.S. federal, state, local and non-U.S. government securities	694,354,201	113,482,228	807,836,429
Mortgage-backed securities	58,737,165	30,723,028	89,460,193
Derivative receivables	—	5,452,169	5,452,169
Money market funds and other	285,275,555	3,553,964	288,829,519
Total assets measured at fair value(a)	$7,392,270,860	$12,021,598,205	$19,413,869,065

Securities sold, not yet purchased	$77,923,041	$—	$77,923,041
Derivative payables	—	2,780,710	2,780,710
Total liabilities measured at fair value	$77,923,041	$2,780,710	$80,703,751

(a)
For the year ended December 31, 2014, there were no material transfers between levels 1 and 2. For the year ended December 31, 2013, $691,466,622 of U.S. Treasury securities were transferred from level 2 to level 1, consistent with how these securities are classified by market participants.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

4. Investment program
As of December 31, 2014, the Plan offers Participants 30 investment options, which consists of: nine Target Date Funds and 21 core investment funds, which are composed of six fixed-income funds, 10 domestic equity funds, three international equity funds, one emerging market equity fund, and the JPMorgan Chase Common Stock Fund. Effective June 14, 2013, the Plan no longer offered as an investment option the Growth and Income Fund, and all assets that were in that fund were transferred to the Large Cap Value Index Fund. Effective January 12, 2015, the Plan added the 2055 Target Date Fund to the Target Date Fund series.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. Prior to September 2014, the Plan was administered by the JPMorgan Chase Retirement Plan Services business, which was sold to Great-West Financial, who now administers the Plan.
Participants may elect to direct or change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using net asset values. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and reallocations among funds.

5. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013, were as follows:

Description	2014	2013
JPMorgan Chase & Co. common stock	$3,253,573,124	$3,193,148,001
Blackrock Equity Index Fund	$2,413,842,189	$2,104,819,120
Blackrock Russell 1000 Value Fund	$1,185,303,105	$1,084,539,098
Blackrock Russell 1000 Index Fund	$1,182,367,250	N/A
During the years ended December 31, 2014 and 2013, the Plan’s investments generated net appreciation/(depreciation) as follows:

Description	2014	2013
Based on quoted market prices:
Equity securities	$355,357,717	$1,252,570,356
Registered investment companies	105,309,105	378,431,519
Derivative receivables/(payables), net(a)	217,730	1,924,773
U.S. federal, state, local and non-U.S. government securities	11,725,702	(50,912,423)
Mortgage-backed securities	350,031	(635,150)
Money market funds and other	(361,823)	(121,173)
Total based on quoted market prices	472,598,462	1,581,257,902
Based on estimated fair value:
Common/collective trust funds	729,499,054	1,666,381,381
Corporate debt securities	(10,570,287)	(4,382,527)
U.S. federal, state, local and non-U.S. government securities	(4,445,810)	(9,091,835)
Mortgage-backed securities	1,357,385	(1,264,106)
Registered investment companies	149,393	918,994
Equity securities	—	1,438,507
Derivative receivables/(payables), net	5,263,307	628,935
Money market funds and other	3,015,845	—
Total based on estimated fair value	724,268,887	1,654,629,349
Total net appreciation/(depreciation)	$1,196,867,349	$3,235,887,251
(a) Refers to futures, which settle daily.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

6. Investments in synthetic guaranteed investment contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are separately owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recognized in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate of the synthetic GICs as discussed further below. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any reserves to reflect the credit risk of the issuer of the synthetic GIC or otherwise. The fair value of the synthetic GICs at December 31, 2014 and 2013, was $2,140,434,486 and $2,202,462,150, respectively. The crediting rate, which tracks current market yields on a trailing basis, is reset each calendar quarter based on data as of the last business day of the month prior to the end of each calendar quarter. Crediting rates are reset in accordance with a formula contained in the contract that allows the contract value of the underlying assets to converge to market value over time; this assumes that the underlying assets continue to earn the current yield of the portfolio for a period of time equal to the portfolio’s current duration. The principal variables that affect the determination of the crediting rate are the current yield and duration of the assets underlying the wrapper contract, the existing difference between the market value of the underlying assets and contract value of the wrapper contract, and fees paid to the issuer of the wrapper contract. All of the Plan’s wrapper contracts have a 0% minimum crediting rate.
The following table presents the average yields earned by the synthetic GICs:

Year ended December 31,	2014	2013
Based on earnings	1.60%	1.40%
Based on interest rates credited to participants	1.89%	1.96%
The Plan’s wrapper contracts permit all allowable Participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following is a summary of the Plan’s investments related to fully benefit-responsive contracts:

	Risk ratings(a)	Investments at fair value	Wrapper contracts at fair value	Adjustments to contract value	Total investment
Investments at December 31, 2014
Synthetic GICs
Prudential Bond Wrapper	AA	$736,772,847	$—	$(3,915,934)	$732,856,913
AIG Financial Products Bond Wrapper	A	727,870,000	—	(5,052,014)	722,817,986
VOYA Contract MCA Wrapper	A	339,230,550	—	(1,315,322)	337,915,228
State Street Bank Bond Wrapper	AA	336,534,068	—	(889,647)	335,644,421
State Street Bank Loan Wrapper	AA	27,021	—	—	27,021
Total synthetic GICs		2,140,434,486	—	(11,172,917)	2,129,261,569
Other benefit-responsive contracts
JPMorgan U.S. Government Money Market Fund – Capital Shares	Not rated	76,805,211	—	—	76,805,211
Total other benefit-responsive contracts		76,805,211	—	—	76,805,211
Total		$2,217,239,697	$—	$(11,172,917)	$2,206,066,780
Investments at December 31, 2013
Synthetic GICs
Prudential Bond Wrapper	AA	$754,530,654	$—	$2,456,580	$756,987,234
AIG Financial Products Bond Wrapper	A	750,140,944	—	(2,332,941)	747,808,003
ING Wrapper	A	350,032,459	—	67,369	350,099,828
State Street Bank Bond Wrapper	AA	347,727,094	—	155,608	347,882,702
State Street Bank Loan Wrapper	AA	30,999	—	—	30,999
Total synthetic GICs		2,202,462,150	—	346,616	2,202,808,766
Other benefit-responsive contracts
JPMorgan U.S. Government Money Market Fund – Capital Shares	Not rated	97,701,706	—	—	97,701,706
Total other benefit-responsive contracts		97,701,706	—	—	97,701,706
Total		$2,300,163,856	$—	$346,616	$2,300,510,472

(a)	The ratings scale is based on JPMorgan Chase Bank, N.A.’s internal ratings, which generally corresponds to ratings as defined by Standard & Poor’s.
The underlying assets associated with the other benefit-responsive contracts are held in money markets funds (via the JPMorgan U.S. Government Money Market Fund – Capital Shares) as reported in the Statement of Net Assets Available for Benefits.

7. Derivative instruments
Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sales price. The Plan uses derivatives to manage and invest in market risk exposures, predominantly using interest rate, foreign exchange and credit derivative contracts. For a further discussion of credit derivatives, see the discussion in the Credit derivatives section on pages 18–19 of this Note.
Accounting for derivatives
All derivatives are recorded on the Statement of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statement of Changes in Net Assets Available for Benefits.
Notional amount of derivative contracts
The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2014 and 2013.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	Notional amounts(a)
December 31,	2014	2013
Interest rate contracts
Swaps	$118,698,842	$800,490,626
Written options	235,083,000	305,900,000
Futures and forwards	27,925,500	22,140,500
Purchased options	257,300,000	18,600,000
Total interest rate contracts	639,007,342	1,147,131,126
Credit derivatives	106,700,000	35,185,000
Foreign exchange contracts
Spot, futures and forwards	212,445,909	57,556,993
Total foreign exchange contracts	212,445,909	57,556,993
Equity contracts
Warrants	5,996	7,541
Total equity contracts	5,996	7,541
Total derivative notional amounts	$958,159,247	$1,239,880,660

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables ( irrespective of any legally enforceable master netting agreements) by contract type as of December 31, 2014 and 2013, respectively.

	Derivative receivables		Derivative payables
December 31,	2014	2013	2014	2013
Contract type
Interest rate	$1,235,833	$5,007,671	$5,279,893	$2,018,635
Credit	1,332,987	129,189	289,236	444,582
Equity	127,085	170,674	—	—
Foreign exchange	2,641,398	144,635	830,829	317,493
Gross fair value of derivative receivables and payables	$5,337,303	$5,452,169	$6,399,958	$2,780,710
Derivatives gains and losses
The following table presents derivatives, by contract type, and the gains/(losses) recorded on such derivatives for the years ended December 31, 2014 and 2013, respectively. All amounts are recorded in net appreciation/(depreciation) in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

	Derivatives gains/(losses)
Year ended December 31,	2014	2013
Contract type
Interest rate	$(2,617,999)	$3,310,686
Credit	(62,340)	(803,801)
Equity	151,558	57,996
Foreign exchange	8,009,818	(11,173)
Total	$5,481,037	$2,553,708
Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to conduct

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

its derivative activity under legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default. Collateral/margin agreements provide for a security interest in or title transfer of securities or cash collateral/margin with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against the cash equivalent of any posted collateral/margin.
The amount of derivative receivables reported on the Statement of Net Assets Available for Benefits is the fair value of the derivative contracts irrespective of the effect of legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan. The Plan has received $1,275,000 and $1,107,000 of cash collateral as of December 31, 2014 and 2013, respectively.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract (e.g., generally as a result of a counterparty ratings downgrade or in the event sufficient collateral is not delivered as required) at the fair value of the derivative contracts. The aggregate fair value of derivative payables that contain termination features was $6,399,958 and $2,780,710 as of December 31, 2014 and 2013, respectively. The Plan has posted $4,104,000 and $3,490,000 of cash collateral as of December 31, 2014 and 2013, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on one or more referenced credits. Protected credit events are specified at the inception of a transaction. Credit derivatives may reference the credit of either a single reference entity (“single-name”) or a broad-based index.
The following table presents a summary of the notional amounts of the Plan’s credit derivatives that were sold as of December 31, 2014 and 2013; all of the credit derivative contracts were credit default swaps. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event or the recovery value of the reference obligation, each of which reduces, in the Plan's view, the risks associated with such derivatives.
Total credit derivatives

		Maximum payout/Notional amount
December 31,	Credit derivatives type	Protection sold
2014	Credit default swaps	$(105,700,000)
2013	Credit default swaps	$(6,600,000)

The following table summarizes the notional amounts by the ratings and maturity profile, and the total fair value, of credit derivatives as of December 31, 2014 and 2013, where the Plan is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Protection sold – credit derivatives ratings/maturity profile

	Risk rating of reference entity				Total notional amount
December 31,		<1 year	1–5 years	>5 years		Fair value(b)
2014	Investment-grade (AAA to BBB)(a)	$3,300,000	$101,300,000	$1,100,000	$105,700,000	$1,055,206
2013	Investment-grade (AAA to BBB)(a)	$—	$6,600,000	$—	$6,600,000	$123,496

(a)	The ratings scale is primarily based on external credit ratings as defined by Standard & Poor's and Moody’s.

(b)	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Plan.

8. Transactions with affiliated parties
The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2014 and 2013:

Year ended December 31, 2014	Aggregate cost of purchases	Aggregate proceeds from sales, redemptions and distributions to participants
JPMorgan U.S. Government Money Market Fund – Capital Shares	$3,712,704,745	$3,733,357,297
JPMorgan Chase & Co. common stock	$587,066,700	$707,367,255
Core Bond Fund (managed by JPMorgan Investment Advisors)	$43,037,968	$48,287,488
Funds managed by JPMorgan Asset Management (USA) Inc.:
Mid Cap Growth Fund	$107,482,655	$97,815,172
Short-Term Fixed Income Fund	$1,502,138,336	$1,537,545,827
Small Cap Core Fund	$84,750,450	$119,089,355
Stable Value Fund	$645,731,726	$740,175,418

Year ended December 31, 2013
JPMorgan U.S. Government Money Market Fund – Capital Shares	$3,739,718,879	$3,823,899,034
JPMorgan Chase & Co. common stock	$499,231,113	$843,499,197
Core Bond Fund (managed by JPMorgan Investment Advisors)	$37,438,096	$96,442,069
Funds managed by JPMorgan Asset Management (USA) Inc.:
Growth and Income Fund	$29,122,715	$492,645,744
Mid Cap Growth Fund	$102,565,388	$77,240,975
Short-Term Fixed Income Fund	$1,687,902,968	$1,695,602,410
Small Cap Core Fund	$69,844,323	$56,837,996
Stable Value Fund	$1,069,070,494	$999,956,613

9. Tax status and federal income taxes
On September 16, 2013, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize an income tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014 and 2013, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. However, currently no audits for any tax periods are in progress.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

10. Commitments and contingencies

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

In accordance with the provisions of U.S. GAAP for contingencies, the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management's best judgment after consultation with counsel.
While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2014, that there is no outstanding litigation affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.

11. Risks and uncertainties
The Plan’s investments include financial instruments which are exposed to various risks such as interest rate, market, credit and country risks. Due to the level of risk associated with certain financial instruments, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 30 (as of December 31, 2014) investment fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan’s exposure to credit risk from synthetic GICs is limited to the fair value of the contract with each counterparty.

12. Plan termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

13. Subsequent event
In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2014, and through June 25, 2015, the date these financial statements were available to be issued. There were no material subsequent events that occurred that would require disclosure or recognition in these financial statements.

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
COMMON/COLLECTIVE TRUST FUNDS:
	BGI EAFE INDEX FD	20,071,192 UNITS	$698,617,273	$674,269,622
	BLKRCK DEV'D REAL ESTATE IDX FD	9,629,515 UNITS	132,974,574	165,521,091
	BLKRCK DJ-UBS COMM DAILY FD	805,160 UNITS	6,629,468	5,117,836
	BLKRCK EAFE EQUITY INDEX FD	14,612,217 UNITS	349,330,276	505,699,208
	BLKRCK EMERGING MARKETS FD	18,974,887 UNITS	360,028,648	350,452,880
	BLKRCK EQUITY INDEX FD	66,903,740 UNITS	1,299,408,677	2,413,842,189
	BLKRCK MSCI EAFE SM CAP EQ IDX FD	14,677,100 UNITS	207,924,179	240,293,472
	BLKRCK RUSSELL 1000 GROWTH FD	59,664,486 UNITS	523,079,538	1,006,348,952
	BLKRCK RUSSELL 1000 INDEX FD	47,935,686 UNITS	815,920,374	1,182,367,250
	BLKRCK RUSSELL 1000 VALUE FD	47,061,796 UNITS	789,103,457	1,185,303,105
	BLKRCK RUSSELL 2000 INDEX FD	26,330,665 UNITS	582,180,274	911,496,515
	BLKRCK US DEBT INDEX FD	22,892,047 UNITS	615,649,058	664,343,222
	BLKRCK US TIPS FD	1,502,256 UNITS	28,594,030	29,039,816
*	JPMAM EMBI GLOBAL FD	4,543,900 UNITS	55,404,378	60,797,383
	TOTAL COMMON/COLLECTIVE TRUST FUNDS		6,464,844,204	9,394,892,541
EQUITY SECURITIES:
	3M CO	43,925 SHARES	3,623,043	7,217,756
	ACADIA HEALTHCARE CO INC	26,580 SHARES	394,185	1,626,962
	ACADIA PHARMACEUTICALS INC	62,457 SHARES	1,556,891	1,983,010
	ACTAVIS PLC	29,472 SHARES	6,472,752	7,586,388
	ACTIVISION BLIZZARD INC	449,237 SHARES	5,275,526	9,052,126
	ADECOAGRO SA	249,932 SHARES	2,376,296	2,001,955
	ADOBE SYSTEMS INC	64,945 SHARES	4,164,384	4,721,501
	AES CORP	373,450 SHARES	4,578,724	5,142,406
	AIR METHODS CORP	83,570 SHARES	2,260,480	3,679,587
	AKAMAI TECHNOLOGIES INC	132,950 SHARES	5,090,946	8,370,532
	AKZO NOBEL	153,926 SHARES	9,694,150	10,737,783
	ALEXANDRIA RE EQUITIES INC	96,139 SHARES	7,570,513	8,531,375
	ALIBABA GROUP HOLDING LTD	42,606 SHARES	3,951,084	4,428,468
	ALLEGHENY TECHNOLOGIES INC	182,860 SHARES	7,469,669	6,358,042
	ALLIANCE DATA SYSTEMS CORP	24,627 SHARES	2,665,623	7,044,553
	ALLSTATE CORP	72,200 SHARES	2,452,625	5,072,050
	AMERICAN EXPRESS CO	94,195 SHARES	4,421,144	8,763,903
	AMERICAN TOWER CORP	227,052 SHARES	9,599,175	22,444,090
	AMERIPRISE FINANCIAL INC	27,550 SHARES	1,385,354	3,643,488
	AMETEK INC	99,117 SHARES	3,207,415	5,216,528
	AMGEN INC	31,100 SHARES	1,857,847	4,953,919
	AMSURG CORP	57,180 SHARES	2,810,127	3,129,461
	ANACOR PHARMACEUTICALS INC	29,903 SHARES	866,032	964,372
	ANADARKO PETROLEUM CORP	9,050 SHARES	739,217	746,625
	ANHEUSER-BUSCH INBEV SA	43,102 SHARES	4,021,141	4,841,217
	ANIXTER INT'L INC	44,938 SHARES	3,323,443	3,975,215
	APACHE CORP	94,600 SHARES	7,577,036	5,928,582
	APPLE INC	258,166 SHARES	22,618,972	28,496,363
	ARTISAN PARTNERS ASSET MGMT INC	23,967 SHARES	1,104,434	1,211,053
	ASBURY AUTOMOTIVE GROUP INC	10,559 SHARES	290,340	801,639
	ASTORIA FINANCIAL CORP	337,310 SHARES	6,764,941	4,506,462
	ASTRAZENECA PLC	40,500 SHARES	2,982,756	2,850,390
	AT&T INC	101,850 SHARES	3,008,121	3,421,142
	AUTOZONE INC	11,908 SHARES	4,596,508	7,372,362
	AVIVA	760,990 SHARES	6,072,219	5,748,949
	AVON PRODUCTS INC	142,200 SHARES	3,090,941	1,335,258

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	AXA SA	124,096 SHARES	3,051,536	2,883,868
	BAIDU INC	12,905 SHARES	2,227,890	2,941,953
	BAKER HUGHES INC	44,400 SHARES	2,409,237	2,489,508
	BALFOUR BEATTY	573,385 SHARES	2,688,222	1,895,387
	BANK OF AMERICA CORP	724,250 SHARES	12,781,416	12,956,833
	BANK OF THE OZARKS	109,753 SHARES	1,751,125	4,161,834
	BANKRATE INC	146,481 SHARES	2,520,523	1,820,759
	BANKUNITED INC	96,755 SHARES	2,914,188	2,802,992
	BARCLAYS PLC	1,843,803 SHARES	7,624,420	7,000,503
	BAYER AG	33,464 SHARES	2,241,057	4,575,722
	BG GROUP PLC	269,212 SHARES	5,098,686	3,631,000
	BIOGEN IDEC INC	25,923 SHARES	4,773,865	8,799,562
	BLACKROCK INC	17,260 SHARES	4,526,538	6,171,486
	BNP PARIBAS	95,247 SHARES	6,248,416	5,677,394
	BOEING CO	28,750 SHARES	2,413,020	3,736,925
	BONANZA CREEK ENERGY INC	26,111 SHARES	671,269	626,664
	BORG-WARNER INC	240,865 SHARES	4,541,867	13,235,532
	BOSTON PROPERTIES INC	58,300 SHARES	4,623,650	7,502,627
	BRISTOL-MYERS SQUIBB CO	162,670 SHARES	7,612,194	9,602,410
	BRITISH AMERICAN TOBACCO PLC	160,541 SHARES	6,567,730	8,761,324
	CADENCE DESIGN SYSTEMS INC	79,406 SHARES	748,031	1,506,332
	CANADIAN NATURAL RESOURCES	31,000 SHARES	957,792	957,280
	CANADIAN PACIFIC RAILWAYS	28,250 SHARES	2,020,649	5,443,493
	CARDIOVASCULAR SYSTEMS INC	53,524 SHARES	1,727,923	1,610,002
	CARNIVAL CORP	295,028 SHARES	10,656,821	13,395,627
	CAVIUM INC	98,992 SHARES	3,328,001	6,119,685
	CBRE GROUP INC	269,214 SHARES	5,115,366	9,220,580
	CDW CORP	123,411 SHARES	4,130,885	4,340,365
	CELANESE CORP	129,100 SHARES	5,860,649	7,740,836
	CELGENE CORP	51,089 SHARES	3,903,793	5,714,816
	CENTENE CORP	38,126 SHARES	1,374,740	3,959,385
	CF INDUSTRIES HOLDINGS INC	37,235 SHARES	7,663,447	10,148,027
	CHATHAM LODGING TR	98,978 SHARES	1,755,204	2,867,393
	CHEESECAKE FACTORY	32,629 SHARES	943,442	1,641,565
	CHEVRON CORP	50,050 SHARES	3,846,143	5,614,609
	CHICOS FAS INC	95,803 SHARES	1,747,986	1,552,967
	CHINA ENERGY SAVINGS TECH INC	400 SHARES	—	32
	CHINA MERCHANTS HLDNGS INT'L CO	756,795 SHARES	2,370,044	2,547,096
	CHINA MOBILE LTD	609,040 SHARES	5,691,402	7,107,568
	CINEMARK HOLDINGS INC	99,133 SHARES	2,375,800	3,527,152
	CIRCOR INT'L INC	23,437 SHARES	1,461,788	1,412,782
	CISCO SYSTEMS INC	149,200 SHARES	3,110,521	4,149,998
	CITIGROUP INC	70,300 SHARES	3,355,227	3,803,933
	CLARIANT AG	208,041 SHARES	3,862,907	3,500,675
	CNOOC LTD	2,949,000 SHARES	5,095,407	3,970,104
	COBALT INT'L ENERGY INC	114,510 SHARES	3,151,041	1,017,994
	COGENT COMMUNICATIONS HOLDINGS	61,155 SHARES	1,562,878	2,164,275
	COGNIZANT TECH SOLUTIONS CORP	110,652 SHARES	3,648,685	5,826,934
	COLONY FINANCIAL INC	126,354 SHARES	2,761,863	3,009,752
	COLUMBIA BANKING SYSTEMS INC	74,345 SHARES	1,855,808	2,052,665
	COMCAST CORP	163,164 SHARES	6,357,160	9,465,144
	CONSOL ENERGY INC	40,600 SHARES	1,428,551	1,372,686

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	CONSTELLIUM	90,054 SHARES	1,416,212	1,479,587
	CONTINENTAL RESOURCES INC	51,660 SHARES	3,072,903	1,981,678
	CORNERSTONE ONDEMAND INC	71,547 SHARES	3,120,273	2,518,454
	CORPORATE EXECUTIVE BOARD CO	33,736 SHARES	1,511,486	2,446,872
	COVANCE INC	94,325 SHARES	5,072,281	9,794,708
	COVIDIEN PLC	22,800 SHARES	918,318	2,331,984
	CR BARD INC	46,910 SHARES	3,446,334	7,816,144
	CREDIT SUISSE GROUP	140,677 SHARES	4,270,362	3,550,726
	CSX CORP	369,440 SHARES	4,958,626	13,384,811
	CUMMINS INC	116,235 SHARES	4,732,773	16,757,600
	CURTISS-WRIGHT CORP	33,532 SHARES	1,607,701	2,367,024
	CVS HEALTH CORP	75,206 SHARES	3,721,778	7,243,090
	CYBER-CARE INC	12,250 SHARES	—	1,837
	CYTEC INDUSTRIES INC	30,281 SHARES	1,388,856	1,398,074
	DAIMLER AG	45,585 SHARES	2,278,497	3,804,394
	DARDEN RESTAURANTS INC	117,130 SHARES	4,756,362	6,867,332
	DARLING INGREDIENTS INC	118,859 SHARES	2,264,969	2,158,479
	DEALERTRACK TECHNOLOGIES INC	38,229 SHARES	1,766,324	1,693,927
	DECKERS OUTDOOR CORP	43,517 SHARES	2,712,333	3,961,788
	DEL FRISCO'S RESTAURANT GRP INC	50,586 SHARES	1,260,912	1,200,912
	DORMAN PRODUCTS INC	12,296 SHARES	617,364	593,528
	DOUGLAS EMMETT INC	39,213 SHARES	723,576	1,113,649
	DR HORTON INC	686,962 SHARES	15,099,437	17,373,269
	DSW INC	104,775 SHARES	3,604,791	3,908,108
	DUNKIN BRANDS GROUP INC	112,178 SHARES	3,620,053	4,784,392
	EAGLE BANCORP INC	33,951 SHARES	1,167,332	1,205,940
	EAGLE MATERIALS INC	50,659 SHARES	4,367,874	3,851,604
	EAGLE WORLDWIDE INC	3,950 SHARES	—	356
	EAST JAPAN RAILWAY CO	38,200 SHARES	2,828,798	2,906,698
	EAST WEST BANCORP INC	158,060 SHARES	4,715,902	6,118,503
	EASTMAN CHEMICAL CO	141,855 SHARES	4,582,948	10,761,120
	EATON VANCE CORP	160,005 SHARES	4,710,915	6,549,005
	ECHOSTAR CORP	146,555 SHARES	5,634,659	7,694,137
	EMERSON ELECTRIC CO	30,650 SHARES	1,597,267	1,892,024
	ENTERGY CORP	53,600 SHARES	3,672,541	4,688,928
	ENVISION HEALTHCARE HLDGS INC	58,292 SHARES	1,472,988	2,022,149
	EQT CORP	34,850 SHARES	1,758,765	2,638,145
	EQUIFAX INC	61,405 SHARES	3,916,917	4,965,822
	EXELON CORP	109,050 SHARES	4,255,440	4,043,574
	EXPRESS SCRIPTS HOLDING CO	199,895 SHARES	5,824,833	16,925,110
	EXXON MOBIL CORP	66,450 SHARES	4,622,923	6,143,303
	FACEBOOK INC	130,077 SHARES	5,428,047	10,148,608
	FACTSET RESEARCH SYSTEMS INC	76,541 SHARES	9,869,830	10,773,146
	FIFTH THIRD BANCORP	108,500 SHARES	1,981,996	2,210,688
	FIRST POTOMAC REALTY TR	43,171 SHARES	670,588	533,594
	FIRSTENERGY CORP	43,700 SHARES	1,419,904	1,703,863
	FLEETCOR TECHNOLOGIES INC	40,811 SHARES	4,761,093	6,069,004
	FLEXION THERAPEUTICS INC	71,179 SHARES	1,171,335	1,437,104
	FLEXTRONICS INT'L	719,855 SHARES	5,167,345	8,047,979
	FLUIDIGM CORP	89,441 SHARES	1,769,210	3,016,845
	FORTINET INC	122,174 SHARES	2,483,728	3,745,855
	FRESH MARKET INC	35,763 SHARES	1,414,321	1,473,436

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	GATX CORP	114,345 SHARES	4,768,766	6,579,411
	GDF SUEZ	202,215 SHARES	4,381,544	4,754,332
	GENERAL ELECTRIC CO	365,550 SHARES	10,026,224	9,237,449
	GENERAL MOTORS CO	114,188 SHARES	3,491,673	3,986,303
	GENMARK DIAGNOSTICS INC	140,124 SHARES	686,884	1,907,088
	G-III APPAREL GROUP	33,034 SHARES	2,679,717	3,336,764
	GILEAD SCIENCES INC	113,925 SHARES	3,378,669	10,738,571
	GIVAUDAN AG	2,749 SHARES	2,186,589	4,960,456
	GLAXOSMITHKLINE PLC	235,205 SHARES	5,382,216	5,046,389
	GLOBAL PAYMENTS INC	135,171 SHARES	6,354,359	10,912,355
	GOLDMAN SACHS GROUP INC	14,200 SHARES	2,061,167	2,752,386
	GOOGLE INC	20,416 SHARES	8,746,411	10,746,982
	GREAT LAKES DREDGE & DOCK CORP	167,814 SHARES	1,138,001	1,436,488
	HAIN CELESTIAL GROUP INC	65,406 SHARES	2,131,621	3,812,516
	HARLEY-DAVIDSON INC	115,299 SHARES	5,814,631	7,599,357
	HARMAN INT'L INDUSTRIES INC	42,814 SHARES	4,140,899	4,568,682
	HEALTHWAYS INC	58,277 SHARES	679,128	1,158,547
	HEARTLAND EXPRESS INC	157,122 SHARES	2,481,796	4,243,865
	HERSHA HOSPITALITY TR	351,513 SHARES	2,083,264	2,471,136
	HESS CORP	48,300 SHARES	2,725,901	3,565,506
	HITACHI	767,000 SHARES	4,886,195	5,762,016
	HOME DEPOT INC	123,461 SHARES	9,217,172	12,959,701
	HONEYWELL INT'L INC	42,550 SHARES	1,897,742	4,251,596
	HSBC HLDGS	668,700 SHARES	7,335,587	6,381,013
	HUMANA INC	51,000 SHARES	3,841,323	7,325,130
	HUNTINGTON INGALLS IND'S INC	63,886 SHARES	4,378,138	7,184,620
	IHS INC	43,894 SHARES	4,617,709	4,998,649
	ILLINOIS TOOL WORKS INC	34,450 SHARES	1,757,413	3,262,415
	ILLUMINA INC	10,083 SHARES	1,650,797	1,861,120
	IMAX CORP	61,817 SHARES	1,745,942	1,910,145
	IMPERIAL OIL CO	68,000 SHARES	2,866,006	2,938,398
	IMS HEALTH HOLDINGS INC	138,021 SHARES	3,337,240	3,538,858
	INGERSOLL-RAND PLC	33,350 SHARES	920,204	2,114,056
	INTEGRYS ENERGY GROUP INC	82,550 SHARES	4,028,650	6,426,518
	INTERCONTINENTALEXCHANGE INC	59,860 SHARES	4,444,691	13,126,699
	INT'L CONSOLIDATED AIRLINES GRP	900,573 SHARES	4,408,855	6,825,906
	INT'L GAME TECHNOLOGY	227,975 SHARES	5,108,009	3,932,569
	INT'L PAPER CO	68,350 SHARES	2,470,190	3,662,193
	INTERXION HLDG	65,505 SHARES	1,579,610	1,790,907
	INTUIT INC	216,789 SHARES	10,330,741	19,985,778
	INVESCO LTD	79,450 SHARES	1,882,760	3,139,864
	JB HUNT TRANSPORT SERVICES INC	25,650 SHARES	1,272,013	2,161,013
	JGC CORP	129,000 SHARES	3,108,659	2,681,246
	JOHNSON & JOHNSON	66,150 SHARES	4,327,967	6,917,306
	JOY GLOBAL INC	111,810 SHARES	6,331,473	5,201,401
*	JPMORGAN CHASE & CO	51,990,622 SHARES	2,221,650,399	3,253,573,124
	KANSAS CITY SOUTHERN	35,624 SHARES	3,491,244	4,347,197
	KBC GROEP	56,567 SHARES	2,875,045	3,182,532
	KDDI CORP	138,600 SHARES	4,919,161	8,828,460
	KELLOGG CO	36,700 SHARES	1,981,355	2,401,648
	KEURIG GREEN MOUNTAIN INC	22,790 SHARES	1,241,336	3,017,282
	KEYCORP	722,670 SHARES	5,695,599	10,045,113

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	KINGFISHER	611,268 SHARES	2,985,826	3,245,372
	KOHL'S CORP	81,000 SHARES	3,889,201	4,944,240
	KOMATSU	147,000 SHARES	3,184,644	3,290,779
	KORN-FERRY INT'L	94,580 SHARES	1,786,992	2,720,121
	KYTHERA BIOPHARMACEUTICALS INC	40,994 SHARES	1,169,164	1,421,672
	L INT'L COMPUTERS INC	21,600 SHARES	—	2
	LAS VEGAS SANDS CORP	112,341 SHARES	7,560,650	6,533,753
	LEGRAND PROMESSE	111,890 SHARES	4,498,713	5,895,666
	LENNAR CORP	148,053 SHARES	4,856,466	6,634,255
	LIFEPOINT HOSPITALS INC	31,099 SHARES	1,115,240	2,236,329
	LINDE AG	30,482 SHARES	5,329,773	5,687,627
	LLOYDS BANKING GROUP	4,175,033 SHARES	4,144,759	4,935,821
	LOCKHEED MARTIN CORP	8,900 SHARES	723,042	1,713,873
	LOWE'S COS INC	259,817 SHARES	7,484,163	17,875,410
	LUMOS NETWORKS CORP	59,254 SHARES	858,765	996,652
	MARCUS & MILLICHAP INC	43,991 SHARES	568,902	1,462,701
	MARKEL CORP	5,843 SHARES	3,828,480	3,989,834
	MARKETO INC	45,925 SHARES	1,526,783	1,502,666
	MARSH & MCLENNAN COS INC	127,350 SHARES	3,978,308	7,289,514
	MASCO CORP	276,050 SHARES	5,671,884	6,956,460
	MASTERCARD INC	114,439 SHARES	5,654,179	9,860,064
	MATTEL INC	284,350 SHARES	6,427,206	8,799,211
	MATTRESS FIRM HLDG CORP	77,971 SHARES	2,625,689	4,528,556
	MCKESSON CORP	4,955 SHARES	865,682	1,028,559
	MEDIVATION INC	28,090 SHARES	3,053,204	2,798,045
	MEDNAX INC	143,075 SHARES	5,271,986	9,458,688
	MEDTRONIC INC	39,400 SHARES	2,634,139	2,844,680
	MERCK & CO INC	211,004 SHARES	8,534,253	11,982,918
	METALDYNE PERFORMANCE GRP INC	70,239 SHARES	1,053,585	1,219,349
	METLIFE INC	101,900 SHARES	4,545,618	5,511,771
	MFA FINANCIAL INC	613,095 SHARES	4,749,274	4,898,629
	MICHAEL PAGE INT'L PLC	349,706 SHARES	1,804,464	2,246,004
	MICROSOFT CORP	414,257 SHARES	15,831,134	19,242,237
	MOBILE MINI	118,159 SHARES	3,723,782	4,786,621
	MOELIS & CO	41,154 SHARES	1,391,366	1,437,509
	MOLINA HEALTHCARE INC	54,444 SHARES	1,898,972	2,914,387
	MONDELEZ INT'L INC	197,554 SHARES	6,491,306	7,176,149
	MONOLITHIC POWER SYSTEM INC	43,883 SHARES	1,830,782	2,182,740
	MONSTER BEVERAGE CORP	54,238 SHARES	3,069,040	5,876,687
	MORGAN STANLEY	307,150 SHARES	8,179,701	11,917,420
	MOTORS LIQUIDATION CO	765 SHARES	—	14,726
	MURPHY OIL CORP	80,440 SHARES	4,363,152	4,063,829
	MWI VETERINARY SUPPLY INC	15,687 SHARES	1,501,256	2,665,378
	NABORS INDUSTRIES LTD	330,655 SHARES	6,058,048	4,291,902
	NAVIENT CORP	44,200 SHARES	354,463	955,162
	NETFLIX INC	7,605 SHARES	2,867,212	2,597,944
	NETSCOUT SYSTEMS INC	15,469 SHARES	405,716	565,237
	NEWFIELD EXPLORATION CO	223,007 SHARES	10,166,652	6,047,950
	NEWS CORP	85,850 SHARES	1,302,480	1,346,987
	NIELSEN NV	131,410 SHARES	5,019,538	5,877,969
	NIKON CORP	419,400 SHARES	7,509,603	5,610,890
	NORTHERN TRUST CORP	84,700 SHARES	5,278,108	5,708,780

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	NOVADAQ TECHNOLOGIES	175,986 SHARES	2,146,330	2,924,887
	NOVARTIS AG	107,509 SHARES	5,977,070	9,991,905
	NOWAUTO INC	12,999 SHARES	—	1
	NRG ENERGY INC	204,450 SHARES	4,586,983	5,509,927
	ON SEMICONDUCTOR CORP	820,885 SHARES	7,210,333	8,315,565
	ONEOK INC	82,026 SHARES	2,009,739	4,084,075
	ORBCOMM INC	222,044 SHARES	1,474,500	1,452,168
	OTONOMY INC	14,334 SHARES	277,388	477,752
	OVASCIENCE INC	23,134 SHARES	498,343	1,022,985
	PACIRA PHARMACEUTICALS INC	46,388 SHARES	976,921	4,112,760
	PALL CORP	16,825 SHARES	1,620,122	1,702,858
	PARKWAY PROPERTIES INC	78,593 SHARES	1,408,623	1,445,325
	PDC ENERGY INC	51,861 SHARES	2,775,074	2,140,303
	PEBBLEBROOK HOTEL TR	62,483 SHARES	1,462,779	2,851,099
	PEPSICO INC	53,650 SHARES	3,779,735	5,073,144
	PETROFAC	58,821 SHARES	952,313	644,768
	PFIZER INC	286,250 SHARES	6,230,771	8,916,688
	PG&E CORP	139,050 SHARES	5,931,799	7,403,022
	PHILIP MORRIS INT'L INC	44,750 SHARES	3,727,068	3,644,886
	PINNACLE ENTERTAINMENT INC	111,696 SHARES	1,974,212	2,485,236
	PINNACLE FINANCIAL PARTNERS	70,270 SHARES	1,906,924	2,778,476
	PIONEER NATURAL RESOURCES CO	19,639 SHARES	4,255,338	2,923,265
	PNC FINANCIAL SERVICES GROUP INC	36,100 SHARES	2,187,952	3,293,403
	POLYONE CORP	54,070 SHARES	2,060,809	2,049,794
	POLYPORE INT'L INC	29,252 SHARES	1,064,903	1,376,307
	PORTLAND GENERAL ELECTRIC CO	55,079 SHARES	2,010,295	2,083,639
	POSTNL NV	577,397 SHARES	4,920,554	2,165,906
	POWER INTEGRATIONS INC	46,415 SHARES	1,474,211	2,401,512
	PREMIER INC	46,096 SHARES	1,421,475	1,545,599
	PRICELINE GROUP INC	5,883 SHARES	3,541,089	6,707,855
	PROCTER & GAMBLE CO	64,800 SHARES	4,125,966	5,902,632
	PROGRESSIVE CORP	276,945 SHARES	4,932,117	7,474,746
	PROOFPOINT INC	37,701 SHARES	1,515,325	1,818,319
	PROSPERITY BANCSHARES INC	67,585 SHARES	2,837,591	3,741,506
	PROTECTIVE LIFE CORP	200,563 SHARES	5,685,267	13,969,213
	Q2 HOLDINGS INC	43,641 SHARES	824,231	822,196
	QLIK TECHNOLOGIES INC	131,588 SHARES	3,478,496	4,064,753
	QUALCOMM INC	40,850 SHARES	3,047,127	3,036,379
	RALPH LAUREN CORP	26,743 SHARES	4,336,923	4,951,734
	RAYMOND JAMES FINANCIAL INC	157,210 SHARES	4,474,224	9,006,561
	RAYTHEON CO	35,600 SHARES	1,721,052	3,850,852
	RECEPTOS INC	32,790 SHARES	1,436,787	4,017,103
	REED ELSEVIER	485,695 SHARES	6,659,895	11,660,270
	REGENERON PHARMACEUTICALS INC	13,709 SHARES	2,651,076	5,624,117
	REINSURANCE GROUP OF AMERICA	88,340 SHARES	5,124,691	7,740,351
	RELIANCE STEEL & ALUMINIUM	16,619 SHARES	870,175	1,018,246
	RENAISSANCERE HLDGS	70,752 SHARES	6,541,880	6,878,509
	REPUBLIC SERVICES INC	46,000 SHARES	1,481,244	1,851,500
	RESTORATION HARDWARE HLDGS INC	22,158 SHARES	1,541,751	2,127,390
	REXAM PLC	355,385 SHARES	2,405,067	2,514,660
	REXNORD CORP	89,167 SHARES	2,042,637	2,515,401
	RIO TINTO PLC	77,847 SHARES	3,794,064	3,641,488

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	ROCHE HOLDING	22,875 SHARES	3,539,374	6,213,418
	ROCK-TENN CO	310 SHARES	—	18,904
	ROSETTA RESOURCES INC	100,166 SHARES	4,382,660	2,234,703
	ROSS STORES INC	76,373 SHARES	5,732,853	7,198,919
	ROYAL DUTCH SHELL PLC	93,572 SHARES	4,699,331	4,695,448
	RYANAIR HLDGS	24,500 SHARES	661,908	1,746,115
	SAFRAN S.A.	23,140 SHARES	263,615	353,116
	SALESFORCE.COM INC	93,282 SHARES	3,987,755	5,532,555
	SANOFI	78,883 SHARES	6,660,704	7,221,927
	SAP SE	63,160 SHARES	4,088,951	4,452,623
	SCHNEIDER ELECTRIC	73,219 SHARES	6,572,702	5,369,964
	SCHWAB (CHARLES) CORP	120,850 SHARES	1,639,221	3,648,462
	SCOTTS MIRACLE-GRO CO	90,295 SHARES	4,210,451	5,627,184
	SEALED AIR CORP	282,430 SHARES	5,405,659	11,983,505
	SEMBCORP INDUSTRIES	454,000 SHARES	1,864,007	1,524,640
	SEMBCORP MARINE	761,000 SHARES	2,990,119	1,872,206
	SEMGROUP CORP	58,853 SHARES	2,833,032	4,024,957
	SEMTECH CORP	81,979 SHARES	2,596,041	2,260,161
	SERVICENOW INC	46,420 SHARES	1,448,366	3,149,597
	SHERWIN-WILLIAMS CO	20,994 SHARES	3,713,603	5,522,262
	SHIN-ETSU CHEMICAL CO	77,300 SHARES	4,315,427	5,071,453
	SIGNATURE BANK	33,742 SHARES	2,391,669	4,250,142
	SK TELECOM	258,591 SHARES	5,424,102	6,984,543
	SNAP-ON INC	85,585 SHARES	3,452,026	11,702,893
	SOLARWINDS INC	108,879 SHARES	4,155,485	5,425,441
	SONOCO PRODUCTS CO	165,386 SHARES	5,798,647	7,227,368
	SOUTHWEST AIRLINES CO	179,450 SHARES	2,010,338	7,594,324
	SPECTRA ENERGY CORP	46,850 SHARES	1,029,658	1,700,655
	SPECTRANETICS CORP	25,347 SHARES	862,644	876,499
	SPIRIT AIRLINES INC	89,596 SHARES	2,790,135	6,771,666
	STERICYCLE INC	12,481 SHARES	1,625,706	1,636,009
	STIFEL FINANCIAL CORP	165,509 SHARES	6,405,695	8,444,269
	SUMITOMO MITSUI FINCL GROUP INC	123,300 SHARES	5,321,955	4,499,249
	SYMETRA FINANCIAL CORP	230,014 SHARES	2,958,251	5,301,823
	SYNOPSYS INC	194,285 SHARES	4,738,810	8,445,569
	TANDEM DIABETES CARE INC	55,797 SHARES	1,132,948	708,622
	TARGA RESOURCES CORP	22,503 SHARES	1,125,512	2,386,443
	TD AMERITRADE HOLDING CORP	111,892 SHARES	3,671,849	4,003,496
	TE CONNECTIVITY LTD	47,500 SHARES	1,565,533	3,004,375
	TEAM HEALTH HLDGS INC	32,574 SHARES	1,042,003	1,873,982
	TECHNIP	90,114 SHARES	8,341,842	5,388,332
	TECNICAS REUNIDAS	49,644 SHARES	2,585,598	2,180,003
	TEREX CORP	45,508 SHARES	1,572,260	1,268,763
	TEXAS INSTRUMENTS INC	77,200 SHARES	2,616,387	4,127,498
	TEXAS ROADHOUSE	107,056 SHARES	1,779,912	3,614,211
	THERMO FISHER SCIENTIFIC INC	52,500 SHARES	3,095,621	6,577,725
	TIME WARNER CABLE INC	30,200 SHARES	2,408,857	4,592,212
	TIME WARNER INC	73,550 SHARES	2,678,767	6,282,641
	TJX COS INC	270,343 SHARES	4,594,215	18,540,123
	T-MOBILE US INC	20,950 SHARES	556,888	564,393
	TOTAL SA	99,345 SHARES	5,414,430	5,111,432
	TOYOTA MOTOR CORP	100,700 SHARES	4,061,856	6,347,976

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	TRUEBLUE INC	73,026 SHARES	2,018,752	1,624,828
	TUESDAY MORNING CORP	71,512 SHARES	1,334,675	1,551,810
	UBS GROUP	451,011 SHARES	7,698,902	7,757,035
	UNILEVER NV	88,711 SHARES	3,340,299	3,503,732
	UNION PACIFIC CORP	37,250 SHARES	1,268,968	4,437,593
	UNITED NATURAL FOODS INC	26,961 SHARES	1,333,050	2,084,759
	UNITED TECHNOLOGIES CORP	79,000 SHARES	7,164,868	9,085,000
	US BANCORP DELAWARE	132,200 SHARES	3,564,219	5,942,390
	VAIL RESORTS INC	52,439 SHARES	2,168,387	4,778,766
	VALIDUS HOLDING LTD	49,563 SHARES	1,492,152	2,059,838
	VALSPAR CORP	180,640 SHARES	5,463,560	15,621,747
	VERTEX PHARMACEUTICALS INC	39,818 SHARES	3,497,574	4,730,378
	VIACOM INC	18,350 SHARES	1,304,488	1,380,838
	VISA INC	25,617 SHARES	3,667,803	6,716,777
	VODAFONE GROUP PLC	1,321,990 SHARES	3,276,703	4,589,513
	VULCAN MATERIALS CO	43,150 SHARES	2,101,337	2,836,249
	WADDELL & REED FINANCIAL INC	23,973 SHARES	1,313,956	1,194,335
	WAL-MART STORES INC	17,800 SHARES	1,363,382	1,528,664
	WATCHIT TECHNOLOGIES INC	50,397 SHARES	—	5
	WAYFAIR INC	55,774 SHARES	1,518,457	1,107,114
	WELLS FARGO & CO	117,250 SHARES	4,321,096	6,427,645
	WEST CORP	94,280 SHARES	1,998,250	3,111,240
	WESTERN REFINING INC	31,398 SHARES	1,251,169	1,186,216
	WESTERN UNION CO	217,250 SHARES	3,420,433	3,890,948
	WEYERHAEUSER CO	135,100 SHARES	3,298,406	4,848,739
	WHITE MOUNTAINS INS GROUP	8,667 SHARES	3,114,644	5,461,163
	WHITING PETROLEUM CORP	104,460 SHARES	5,957,945	3,447,180
	WHOLE FOODS MARKET INC	65,590 SHARES	3,043,502	3,307,048
	WINTRUST FINANCIAL CORP	74,187 SHARES	2,979,753	3,468,984
	WW OIL AND GAS INC	284 SHARES	—	2
	WYNDHAM WORLDWIDE CORP	48,788 SHARES	2,986,582	4,184,059
	WYNN RESORTS LTD	31,063 SHARES	4,400,380	4,620,932
	XILINX INC	216,580 SHARES	6,639,347	9,375,748
	XL GROUP	99,522 SHARES	2,325,460	3,420,571
	YELP INC	61,767 SHARES	4,230,938	3,380,508
	ZOE'S KITCHEN INC	37,900 SHARES	1,135,129	1,133,589
	ZURICH INSURANCE GROUP LTD	19,672 SHARES	4,047,014	6,170,948
	TOTAL EQUITY SECURITIES		3,565,111,104	5,100,253,958
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/AIG	722,817,986 SHARES	722,817,986	727,870,000
*	JPMAM/PRUD'L WRAP CONTRACT	732,856,913 SHARES	732,856,913	736,772,847
*	JPMAM/STATE STREET BANK BOND	335,644,421 SHARES	335,644,421	336,534,068
*	JPMAM/VOYA CONTRACT MCA	337,915,228 SHARES	337,915,228	339,230,550
*	JPMAM/STATE STREET BANK LOAN	27,021 SHARES	27,021	27,021
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		2,129,261,569	2,140,434,486
REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS):
*	JPM MID CAP GROWTH FD	20,741,057 UNITS	432,206,735	583,653,344
*	JPM TR I SMALL CAP CORE FD	10,984,509 UNITS	458,306,179	596,678,541
*	JPM TR II CORE BD FD	30,952,077 UNITS	347,609,114	363,996,430
	PIMCO FDS PAC INVT MGMT	573,369 UNITS	6,038,696	7,023,768
	TOTAL REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS)		1,244,160,724	1,551,352,083

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES:
	ABC SUPPLY CO INC	5.63% 15/APR/2021 1,578,000	1,582,923	1,585,890
	ABN AMRO FUNDING	ZCP 28/JUL/2015 1,000,000	997,706	997,974
	ACADIA HEALTHCARE CO INC	5.125% 01/JUL/2022 370,000	370,000	364,450
	ACCESS MIDSTREAM PARTNERS LP	4.88% 15/MAR/2024 107,000	107,535	108,605
	ACCESS MIDSTREAM PARTNERS LP	4.88% 15/MAY/2023 2,403,000	2,376,248	2,439,045
	ACTIVISION BLIZZARD	5.63% 15/SEP/2021 3,820,000	3,909,951	4,011,000
	ADT CORP	3.5% 15/JUL/2022 1,085,000	978,025	924,962
	ADT CORP	5.25% 15/MAR/2020 620,000	622,325	627,750
	AEP TEXAS CENTRAL TRANS FD	5.09% 01/JUL/2015 8,043,273	8,146,007	8,049,836
	AERCAP IRELAND CAPITAL LTD	4.5% 15/MAY/2021 1,516,000	1,520,738	1,534,950
	AES CORP	7.375% 01/JUL/2021 435,000	497,085	491,550
	AES CORP	7.75% 15/OCT/2015 211,000	194,120	219,967
	AES CORP	8.0% 01/JUN/2020 1,620,000	1,720,450	1,850,850
	AES CORP	8.0% 15/OCT/2017 9,000	8,325	10,102
	AGRICULTURAL BK CHINA	ZCP 05/JAN/2015 1,700,000	1,699,893	1,699,915
	ALCOA INC	5.13% 01/OCT/2024 1,335,000	1,352,654	1,414,793
	ALLEGION US HLDG CO INC	5.75% 01/OCT/2021 786,000	796,892	831,195
	ALLIANCE DATA SYSTEMS CORP	6.38% 01/APR/2020 2,403,000	2,440,665	2,457,068
	ALLIANCE DATA SYSTEMS CORP	5.38% 01/AUG/2022 2,200,000	2,208,250	2,172,500
	ALLISON TRANS	7.13% 15/MAY/2019 1,502,000	1,552,060	1,571,468
	ALLY AUTO REC TR	0.930% 16/FEB/2016 9,623	9,636	9,625
	ALLY AUTO REC TR	0.74% 15/MAY/2015 827,632	828,442	827,837
	ALLY AUTO REC TR	2.23% 15/MAR/2016 503,042	505,051	503,374
	ALLY AUTO REC TR	1.750% 15/MAR/2016 434,794	436,136	434,991
	ALLY AUTO REC TR	0.85% 15/AUG/2016 2,543,577	2,547,143	2,546,049
	ALLY AUTO REC TR	0.59% 17/JAN/2017 1,116,957	1,118,044	1,116,844
	ALLY AUTO REC TR	0.54% 15/JUL/2016 836,851	837,019	836,738
	ALLY AUTO REC TR	VAR 15/JUL/2016 1,594,003	1,594,667	1,593,585
	ALLY AUTO REC TR	0.27% 15/DEC/2015 2,000,000	2,000,000	2,000,000
	ALLY AUTO REC TR	VAR 20/OCT/2016 1,852,592	1,852,559	1,851,159
	ALLY FINANCIAL INC	8% 31/DEC/2018 65,000	24,587	73,775
	ALLY FINANCIAL INC	8.0% 15/MAR/2020 4,538,000	4,872,695	5,354,840
	ALLY FINANCIAL INC	3.5% 27/JAN/2019 592,000	586,642	584,896
	ALLY FINANCIAL INC	5.13% 30/SEP/2024 1,268,000	1,243,718	1,287,020
	ALLY FINANCIAL INC	7.5% 15/SEP/2020 1,035,000	1,103,232	1,213,537
	ALTICE SA	7.75% 15/MAY/2022 1,569,000	1,636,586	1,571,942
	AMAZON.COM INC	3.3% 05/DEC/2021 1,000,000	996,280	1,013,691
	AMAZON.COM INC	3.8% 05/DEC/2024 1,300,000	1,309,110	1,331,876
	AMC ENTERTAINMENTS INC	9.75% 01/DEC/2020 97,000	99,182	105,487
	AMC NETWORKS INC	4.75% 15/DEC/2022 3,126,000	3,147,080	3,032,220
	AMC NETWORKS INC	7.75% 15/JUL/2021 1,212,000	1,290,398	1,296,840
	AMERICAN AXLE & MFG INC	6.625% 15/OCT/2022 409,000	412,067	433,540
	AMERICAN AXLE & MFG INC	5.125% 15/FEB/2019 755,000	760,347	770,100
	AMERICAN EXPRESS CO	VAR 01/SEP/2066 40,000	21,717	41,900
	AMERICAN EXPRESS CO	0.68% 15/MAR/2018 8,000,000	8,010,969	8,006,120
	AMERICAN HONDA FINANCE CORP	0.18% 18/FEB/2015 8,000,000	7,998,613	7,998,312
	AMERICAN RENAL HLDGS INC	ZCP 31/DEC/2021 1,882,000	1,853,770	1,863,180
	AMERICREDIT AUTO	0.65% 08/DEC/2017 3,000,000	2,998,857	3,000,513
	AMERICREDIT AUTO	1.050% 11/OCT/2016 5,910	5,931	5,910
	AMERICREDIT AUTO	VAR 08/MAR/2017 2,289,097	2,289,992	2,289,608
	AMERICREDIT AUTO	VAR 10/OCT/2017 1,705,000	1,704,990	1,704,482
	AMSTED INDUSTRIES INC	5% 15/MAR/2022 68,000	68,000	66,810

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	AMSTED INDUSTRIES INC	5.375% 15/SEP/2024 1,124,000	1,124,000	1,093,090
	AMSURG CORP	5.625% 15/JUL/2022 1,000,000	1,017,500	1,025,000
	AMSURG CORP	5.625% 30/NOV/2020 540,000	545,400	552,150
	ANCESTRY.COM INC	11% 15/DEC/2020 384,000	442,560	432,480
	ANCESTRY.COM INC	9.625% 15/OCT/2018 78,000	78,028	76,440
	ANTERO RESOURCES CORP	5.13% 01/DEC/2022 1,698,000	1,714,980	1,600,365
	AOL TIME WARNER INC	7.625% 15/APR/2031 84,000	85,995	117,107
	AOL TIME WARNER INC	7.7% 01/MAY/2032 670,000	691,737	946,602
	APPLIED SYSTEMS INC	ZCP 15/JAN/2022 182,000	180,635	179,118
	APPLIED SYSTEMS INC	ZCP 15/JAN/2021 153,450	153,066	151,437
	APX GRP INC	6.38% 01/DEC/2019 2,647,000	2,664,241	2,534,503
	APX GRP INC	8.75% 01/DEC/2020 606,000	618,120	511,691
	APX GRP INC	8.75% 01/DEC/2020 1,010,000	1,019,923	852,819
	ARAMARK SERVICES INC	5.75% 15/MAR/2020 887,000	907,785	915,827
	ARCELORMITTAL	5.5% 01/MAR/2021 1,535,000	1,563,488	1,596,400
	ARCELORMITTAL	7.0% 25/FEB/2022 639,000	660,028	682,132
	ARDAGH PACKAGING FINANCE PLC	6.75% 31/JAN/2021 896,000	908,460	891,520
	ASHTEAD CAPITAL INC	6.5% 15/JUL/2022 750,000	798,750	796,875
	AUDATEX NORTH AMERICA INC	6.0% 15/JUN/2021 1,011,000	1,058,592	1,041,330
	AVIATION CAPITAL GRP TR	6.75% 06/APR/2021 71,000	80,230	80,407
	AVIS BUDGET CAR RENT LLC	9.75% 15/MAR/2020 872,000	881,414	950,480
	AXALTA CTNG SYSTMS DUTCH HLDG	ZCP 01/FEB/2020 598,808	592,820	584,868
	AYT CEDULAS CAJAS	4.181% 22/FEB/2018 100,000	125,212	118,260
	AYT CEDULAS CAJAS	3.75% 31/MAR/2015 500,000	682,313	609,587
	B & G FOODS INC	4.63% 01/JUN/2021 1,948,000	1,964,213	1,901,443
	BANCO BILBAO VIZCAYA ARGENTARIA	VAR 23/OCT/2015 1,750,000	1,749,825	1,748,030
	BANCO INBURSA SA INSTITUCION	4.13% 06/JUN/2024 1,000,000	980,000	980,000
	BANCO SANTANDER CHILE	VAR 11/APR/2017 2,200,000	2,209,900	2,190,179
	BANCO SANTANDER SA	VAR 31/DEC/2049 600,000	736,143	702,616
	BANK OF AMERICA AUTO TR	1.03% 15/DEC/2016 5,747,000	5,761,612	5,760,316
	BANK OF AMERICA AUTO TR	0.78% 15/JUN/2016 2,542,617	2,545,099	2,542,945
	BANK OF AMERICA CORP	4% 01/APR/2024 4,600,000	4,582,750	4,789,635
	BANK OF AMERICA CORP	6.875% 25/APR/2018 600,000	698,572	689,148
	BANK OF AMERICA CORP	5.75% 01/DEC/2017 3,100,000	2,940,939	3,425,181
	BANK OF AMERICA CORP	VAR 08/MAY/2017 3,000,000	3,000,000	2,995,032
	BANK OF CHINA LTD	ZCP 24/MAR/2015 1,750,000	1,747,130	1,748,416
	BANK OF MONTREAL	VAR 11/SEP/2015 5,300,000	5,315,303	5,314,787
	BANK OF NOVA SCOTIA	VAR 22/FEB/2016 1,000,000	999,542	999,748
	BANK OF NOVA SCOTIA	VAR 23/MAR/2016 2,000,000	1,999,498	1,999,406
	BANK OF NOVA SCOTIA	VAR 28/SEP/2015 3,800,000	3,799,148	3,802,554
	BARCLAYS BANK PLC	0.55% 14/AUG/2015 3,000,000	3,000,000	3,002,991
	BARCLAYS DRYROCK	VAR 16/JUL/2018 4,685,000	4,690,272	4,687,066
	BCO DE CREDITO	4.25% 01/APR/2023 600,000	604,500	592,500
	BERKSHIRE HATHAWAY INC	3.2% 11/FEB/2015 4,000,000	4,013,014	4,011,444
	BERRY PLASTICS CORP	5.5% 15/MAY/2022 1,304,000	1,313,975	1,323,560
	BEVERAGE PACKAGING HLDGS	6% 15/JUN/2017 246,000	246,000	239,850
	BGC PARTNERS INC	5.375% 09/DEC/2019 775,000	769,149	761,152
	BIOMET INC	6.5% 01/AUG/2020 454,000	466,595	485,780
	BLACKROCK INC	1.375% 01/JUN/2015 1,500,000	1,506,768	1,506,879
	BLUE RACER MIDSTREAM LLC	6.13% 15/NOV/2022 1,484,000	1,482,932	1,432,060
	BMW VEHICLE LEASE TR	0.54% 21/SEP/2015 1,295,718	1,296,291	1,295,929
	BMW VEHICLE LEASE TR	0.45% 21/MAR/2016 4,040,889	4,039,844	4,040,263

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	BMW VEHICLE OWNER TR	1.030% 26/FEB/2018 429,549	430,039	429,924
	BMW VEHICLE OWNER TR	0.41% 25/FEB/2016 908,937	909,204	908,944
	BNK OF TKYO-MTBSHI LTD	0.33% 11/FEB/2015 2,000,000	2,000,000	2,000,302
	BNK OF TKYO-MTBSHI LTD	0.32% 13MAY2015 2,000,000	2,000,000	2,000,365
	BNP PARIBAS	VAR 07/NOV/2015 2,100,000	2,100,000	2,096,802
	BNP PARIBAS	0.53% 04/DEC/2015 3,400,000	3,400,000	3,387,935
	BOMBARDIER INC	6.125% 15/JAN/2023 738,000	819,069	752,760
	BOMBARDIER INC	6% 15/OCT/2022 900,000	907,875	909,000
	BOMBARDIER INC	7.75% 15/MAR/2020 575,000	641,145	623,875
	BP CAPITAL MARKETS	0.7% 06/NOV/2015 1,000,000	1,001,435	1,000,237
	BP CAPITAL MARKETS	2.5% 06/NOV/2022 750,000	705,112	698,796
	BP CAPITAL MARKETS	VAR 07/MAY/2015 1,000,000	1,000,000	999,952
	BPCE SA BOND	VAR 18/NOV/2016 700,000	700,000	700,489
	BROOKFIELD RESIDENTIAL PPTYS INC	6.125% 01/JUL/2022 497,000	496,584	516,880
	BROOKFIELD RESIDENTIAL PPTYS INC	6.5% 15/DEC/2020 725,000	757,625	757,625
	BUILDING MATERIALS CORP OF AMER	5.38% 15/NOV/2024 1,480,000	1,480,000	1,476,300
	CALPINE CORP	6% 15/JAN/2022 2,462,000	2,594,649	2,622,030
	CANADIAN IMPRL BK OF COMMERCE	FLT 13/NOV/2015 3,600,000	3,599,363	3,601,404
	CANADIAN IMPRL BK OF COMMERCE	FLT 16/NOV/2015 1,500,000	1,499,536	1,499,562
	CAPITAL AUTO REC ASSET TR	VAR 20/NOV/2015 1,272,454	1,273,648	1,272,549
	CAPITAL AUTO REC ASSET TR	VAR 21/MAR/2016 3,392,485	3,393,796	3,392,336
	CAPSUGEL SA	7% 15/MAY/2019 577,000	583,247	582,770
	CARMAX AUTO OWNER	1.07% 15/JUN/2016 437,715	437,936	437,859
	CARMAX AUTO OWNER	1.35% 15/FEB/2017 2,303,789	2,311,924	2,311,539
	CARMAX AUTO OWNER	2.160% 15/SEP/2016 589,816	593,185	591,368
	CARMAX AUTO OWNER	0.89% 15/SEP/2016 1,183,887	1,185,269	1,184,836
	CARMAX AUTO OWNER	0.42% 15/JUN/2016 973,349	973,326	973,284
	CARMAX AUTO OWNER	0.59% 15/AUG/2016 1,841,855	1,842,173	1,842,137
	CARMAX AUTO OWNER	0.52% 15/NOV/2016 584,017	584,196	584,105
	CARMAX AUTO OWNER	0.67% 15/FEB/2018 700,000	699,978	699,236
	CASE NEW HOLLAND INDUSTRIAL INC	7.88% 01/DEC/2017 1,223,000	1,410,068	1,345,300
	CATALUNYA(GENERALITAT)	4.95% 11/FEB/2020 400,000	608,048	536,453
	CATAMARAN CORP	4.75% 15/MAR/2021 1,095,000	1,114,163	1,095,000
	CBRE SERVICES INC	5.25% 15/MAR/2025 2,319,000	2,336,255	2,365,380
	CBS OUTDOOR AMERICAS CAP LLC	5.25% 15/FEB/2022 1,860,000	1,891,870	1,873,950
	CBS OUTDOOR AMERICAS CAP LLC	5.88% 15/MAR/2025 1,333,000	1,336,216	1,342,998
	CCO HLDGS LLC	6.625% 31/JAN/2022 631,000	640,595	670,437
	CCO HLDGS LLC	5.25% 30/SEP/2022 70,000	69,868	69,825
	CCO HLDGS LLC	5.25% 15/MAR/2021 935,000	963,050	942,012
	CCO HLDGS LLC	6.5% 30/APR/2021 2,330,000	2,370,615	2,446,500
	CCOH SAFARI LLC	5.5% 01/DEC/2022 754,000	754,000	765,310
	CCOH SAFARI LLC	5.75% 01/DEC/2024 1,920,000	1,916,540	1,941,600
	CEDAR FAIR LP	5.25% 15/MAR/2021 2,530,000	2,533,088	2,542,650
	CELANESE US HLDGS LLC	5.875% 15/JUN/2021 1,027,000	1,101,803	1,088,620
	CENTENE CORP	4.75% 15/MAY/2022 653,000	654,387	654,632
	CENTERPOINT ENERGY REST BD CO	1.83% 15/FEB/2016 2,848,334	2,859,320	2,852,202
	CENTURYLINK INC	5.625% 01/APR/2020 535,000	541,687	555,062
	CENTURYLINK INC	5.8% 15/MAR/2022 456,000	476,520	473,100
	CENTURYLINK INC	6.45% 15/JUN/2021 2,021,000	2,103,781	2,167,523
	CENTURYLINK INC	6.75% 01/DEC/2023 703,000	775,405	769,785
	CEQUEL COMMUN HLDG	6.38% 15/SEP/2020 2,655,000	2,779,071	2,747,925
	CHESAPEAKE ENERGY CORP	5.75% 15/MAR/2023 1,156,000	1,183,829	1,190,680

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CHESAPEAKE ENERGY CORP	6.125% 15/FEB/2021 1,000,000	1,027,500	1,050,000
	CHESAPEAKE ENERGY CORP	6.625% 15/AUG/2020 3,380,000	3,479,129	3,591,250
	CHESAPEAKE ENERGY CORP	6.875% 15/NOV/2020 250,000	270,000	268,750
	CHESAPEAKE ENERGY CORP	7.25% 15/DEC/2018 750,000	826,875	821,250
	CHEVRON CORP	ZCP 6/APR/2014 8,000,000	7,996,833	7,995,990
	CHIBA BK LTD NY BRANCH	0.31% 26/FEB/2015 1,700,000	1,700,000	1,700,188
	CHINA CONSTRUCTION BANK CORP	0.55% 07/JAN/2015 2,500,000	2,500,000	2,500,160
	CHINA CONSTRUCTION BANK CORP	0.75% 06/APR/2015 2,500,000	2,500,000	2,501,192
	CHOICE HOTELS INT'L INC	5.75% 01/JUL/2022 623,000	672,685	668,167
	CHRYSLER CAPITAL AUTO REC TR	0.56% 15/DEC/2016 715,414	715,738	715,718
	CHRYSLER GRP LLC	8.25% 15/JUN/2021 924,000	894,883	1,023,330
	CHS/COMMUNITY HEALTH SYSTMS INC	5.13% 15/AUG/2018 1,385,000	1,449,825	1,433,475
	CHS/COMMUNITY HEALTH SYSTMS INC	8% 15/NOV/2019 1,223,000	1,234,140	1,305,553
	CHS/COMMUNITY HEALTH SYSTMS INC	5.125% 01/AUG/2021 500,000	506,875	518,750
	CHS/COMMUNITY HEALTH SYSTMS INC	6.88% 01/FEB/2022 3,604,000	3,744,095	3,817,988
	CINEMARK USA INC	4.875% 01/JUN/2023 219,000	202,301	206,955
	CINEMARK USA INC	5.125% 15/DEC/2022 521,000	513,815	509,277
	CIT GRP INC	5% 15/AUG/2022 979,000	979,000	1,005,922
	CIT GRP INC	5.25% 15/MAR/2018 1,018,000	1,018,000	1,061,265
	CIT GRP INC	5.375% 15/MAY/2020 615,000	673,425	649,993
	CIT GRP INC	5.5% 15/FEB/2019 2,005,000	2,012,519	2,115,275
	CIT GRP INC	6.625% 01/APR/2018 405,000	422,212	439,425
	CITIBANK CREDIT CARD ISSUANCE TR	VAR 07/FEB/2018 2,000,000	2,000,000	1,999,776
	CITIBANK CREDIT CARD ISSUANCE TR	VAR 07/NOV/2018 3,500,000	3,500,000	3,496,227
	CITIBANK CREDIT CARD ISSUANCE TR	VAR 09/MAY/2018 1,000,000	1,000,000	1,000,000
	CITIBANK N.A.	0.28% 03/JUN/2015 1,500,000	1,500,000	1,499,806
	CITIGRP INC	6% 15/AUG/2017 2,900,000	2,642,306	3,208,470
	CITIGRP INC	VAR 10/MAR/2017 1,300,000	1,300,000	1,296,880
	CLEAN HARBORS INC	5.25% 01/AUG/2020 1,399,000	1,410,808	1,405,995
	CLEAR CHANNEL COMM INC	9% 01/MAR/2021 2,701,000	2,667,439	2,646,980
	CLEAR CHANNEL WW HLDGS INC	6.5% 15/NOV/2022 2,970,000	2,960,620	3,047,375
	CLEAR CHANNEL WW HLDGS INC	7.63% 15/MAR/2020 2,786,000	2,781,901	2,932,265
	CNH EQUIPMENT TR	0.69% 15/AUG/2018 3,500,000	3,497,228	3,500,735
	CNH EQUIPMENT TR	2.04% 17/OCT/2016 2,128,498	2,132,567	2,129,728
	CNH EQUIPMENT TR	0.440% 17/OCT/2016 140,833	140,832	140,800
	CNH EQUIPMENT TR	0.63% 17/JAN/2017 2,082,122	2,083,227	2,082,649
	CNH EQUIPMENT TR	0.49% 15/MAR/2017 398,919	398,897	398,968
	CNH EQUIPMENT TR	0.49% 15/JUN/2017 648,285	647,789	647,965
	CNH EQUIPMENT TR	0.2% 16/NOV/2015 2,633,190	2,633,190	2,633,190
	CNH EQUIPMENT TR	0.94% 15/MAY/2017 1,807,882	1,811,015	1,808,263
	CNH INDUSTRIAL CAPITAL LLC	3.375% 15/JUL/2019 228,000	226,691	217,740
	COCA-COLA COMPANY	0.23% 30/JAN/2015 8,000,000	7,999,291	7,999,334
	COGECO CABLE INC	4.875% 01/MAY/2020 369,000	369,000	369,000
	COLUMBUS MCKINNON CORP	7.875% 01/FEB/2019 960,000	988,800	998,400
	COMMONWEALTH BK OF AUSTRALIA	1.95% 16/MAR/2015 1,500,000	1,504,697	1,504,556
	COMMONWEALTH BK OF AUSTRALIA	VAR 18/SEP/2015 3,500,000	3,518,573	3,519,450
	COMMONWEALTH BK OF AUSTRALIA	2.3% 06/SEP/2019 3,000,000	2,994,240	3,001,797
	CONCHO RESOURCES INC	5.5% 01/APR/2023 2,470,000	2,593,500	2,481,609
	CONCHO RESOURCES INC	6.5% 15/JAN/2022 1,057,000	1,102,788	1,104,565
	CONCHO RESOURCES INC	7.0% 15/JAN/2021 920,000	991,300	963,700
	CONSTELLATION BRANDS INC	4.75% 15/NOV/2024 1,285,000	1,310,700	1,301,063
	CONSTELLIUM NV	5.75% 15/MAY/2024 94,000	94,000	81,780

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CONVATEC FINANCE INT'L	8.25% 15/JAN/2019 715,000	718,575	725,725
	CONVATEC HEALTHCAR	10.5% 15/DEC/2018 1,845,000	1,928,025	1,946,475
	COOPERATIEVE CENTRALE	0.3% 13/MAY/2015 3,500,000	3,500,000	3,500,640
	COOPERATIEVE CENTRALE	VAR 31/DEC/2049 3,493,000	3,425,284	4,495,491
	COOPERATIEVE CENTRALE	VAR 23/OCT/2015 3,500,000	3,501,866	3,499,678
	CREDIT AGRICOLE CORP AND INV BK	0.34% 02/MAR/2015 800,000	800,000	800,108
	CREDIT AGRICOLE SA	VAR 12/JUN/2017 1,700,000	1,700,000	1,701,370
	CREDIT IND ET CM NY	0.5% 14AUG2015 2,850,000	2,850,000	2,852,308
	CREDIT IND ET CM NY	0.52% 01/MAY/2015 1,500,000	1,500,000	1,501,255
	CREDIT SUISSE	0.58% 18/SEP/2015 2,000,000	2,000,000	2,001,868
	CREDIT SUISSE	0.56% 27/AUG/2015 2,000,000	2,000,000	2,002,109
	CREDIT SUISSE	VAR 15/MAY/2015 1,900,000	1,900,000	1,899,789
	CROWN CASTLE INT'L CORP	5.25% 15/JAN/2023 2,396,000	2,436,169	2,443,920
	CROWN CASTLE INT'L CORP	4.88% 15/APR/2022 1,500,000	1,500,000	1,515,000
	CSC HLDGS INC	6.75% 15/NOV/2021 1,231,000	1,311,654	1,360,255
	CSC HLDGS INC	8.625% 15/FEB/2019 1,380,000	1,581,550	1,604,250
	CVS	5.88% 10/JAN/2028 172,362	166,350	196,223
	CYRUSONE INC	6.38% 15/NOV/2022 1,911,000	1,944,643	2,039,993
	DANA HLDG CORP	6.75% 15/FEB/2021 1,920,000	1,945,271	2,030,400
	DANA HLDG CORP	5.5% 15/DEC/2024 500,000	501,250	505,000
	DARLING INGREDIENTS INC	5.375% 15/JAN/2022 888,000	896,357	874,680
	DAVITA HEALTHCARE	5.75% 15/AUG/2022 2,625,000	2,640,235	2,782,500
	DAVITA HEALTHCARE	5.125% 15/JUL/2024 1,250,000	1,260,938	1,275,000
	DELL EQUIPMENT FINANCE TR	0.64% 22/JUL/2016 500,000	499,981	499,917
	DETROIT EDISON CO	6.62% 01/MAR/2016 7,199,843	7,325,651	7,272,158
	DEUTSCHE BANK AG	VAR 23/JUL/2015 5,000,000	5,000,000	5,000,510
	DEUTSCHE BANK AG	VAR 30/MAY/2017 900,000	900,000	898,466
	DIAMOND FOODS INC	7% 15/MAR/2019 342,000	342,000	350,550
	DIAMONDBACK ENERGY INC	7.625% 01/OCT/2021 349,000	328,496	340,711
	DIGITALGLOBE INC	5.25% 01/FEB/2021 1,075,000	1,081,938	1,021,250
	DISCOVER CARD EXEC	0.81% 15/AUG/2017 7,998,000	8,014,194	8,001,759
	DISCOVER CARD EXEC	0.86% 15/NOV/2017 700,000	702,266	701,049
	DISH DBS CORP	5.875% 15/JUL/2022 450,000	459,594	461,250
	DISH DBS CORP	6.75% 01/JUN/2021 3,755,000	4,027,768	4,036,625
	DISH DBS CORP	7.87% 01/SEP/2019 113,000	123,876	128,255
	DU PONT(E.I.)DE NEMOURS & CO	3.25% 15/JAN/2015 4,000,000	4,004,618	4,002,624
	DUKE ENERGY OHIO INC	VAR 06/MAR/2015 2,622,000	2,622,225	2,621,688
	E*TRADE FINANCIAL CORP	5.37%15/NOV/2022 1,235,000	1,247,350	1,262,788
	ECO SERVICES OPERATIONS LLC	8.5% 01/NOV/2022 513,000	513,000	520,695
	EL PASO CORP	7.42% 15/FEB/2037 1,500,000	1,751,100	1,784,556
	EL PASO NATURAL GAS	8.37% 15/JUN/2032 70,000	62,621	92,049
	ELECTRICITE DE FRANCE	ZCP 02/JAN/2015 2,000,000	1,999,970	1,999,982
	ELECTRICITE DE FRANCE	ZCP 08/JAN/2016 1,950,000	1,935,492	1,941,110
	ELECTRICITE DE FRANCE	1.15% 20/JAN/2017 200,000	199,122	199,876
	EMDEON INC	11% 31/DEC/2019 1,060,000	1,076,691	1,152,750
	ENTEGRIS INC	6% 01/APR/2022 1,294,000	1,310,550	1,310,175
	EQUINIX INC	4.87% 01/APR/2020 2,700,000	2,710,625	2,686,500
	ESC LEHMAN BRTH HLD	5.25% 06/FEB/2012 210,000	26,775	30,712
	EVEREST ACQUISITION LLC/FIN INC	7.75% 01/SEP/2022 1,225,000	1,376,863	1,145,375
	EVEREST ACQUISITION LLC/FIN INC	9.37% 01/MAY/2020 801,000	820,840	809,010
	EXPORTFINANS	5.5% 25/MAY/2016 1,053,000	1,087,951	1,100,227
	FIFTH THIRD AUTO TR	0.45% 15/JAN/2016 63,132	63,129	63,130

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	FIFTH THIRD AUTO TR	0.46% 15/AUG/2016 6,722,077	6,723,016	6,721,358
	FIRST DATA CORP	12.625% 15/JAN/2021 2,745,000	2,770,910	3,259,688
	FIRST DATA CORP	7.38% 15/JUN/2019 2,642,000	2,635,430	2,780,705
	FIRST DATA CORP	8.25% 15/JAN/2021 2,443,000	2,540,439	2,614,010
	FIRST DATA CORP	6.75% 01/NOV/2020 807,000	800,488	861,472
	FIRSTENERGY CORP	7.38% 15/NOV/2031 1,108,000	1,057,529	1,341,086
	FLORIDA EAST COAST HLDGS CORP	6.75% 01/MAY/2019 1,245,000	1,267,677	1,232,550
	FLORIDA EAST COAST HLDGS CORP	9.75% 01/MAY/2020 780,000	794,082	776,100
	FMG RESOURCES	8.25% 01/NOV/2019 324,000	327,919	294,840
	FMG RESOURCES	6.875% 01/FEB/2018 898,667	926,744	815,540
	FORD CREDIT AUTO LEASE TR	0.72% 15/DEC/2016 1,073,200	1,073,652	1,073,751
	FORD CREDIT AUTO LEASE TR	VAR 15/JAN/2016 606,153	606,335	606,283
	FORD CREDIT AUTO LEASE TR	VAR 15/OCT/2016 870,245	870,244	870,036
	FORD CREDIT AUTO LEASE TR	VAR 15/MAR/2017 1,800,000	1,800,000	1,798,096
	FORD CREDIT AUTO OWNER TR	0.51% 15/APR/2017 1,195,934	1,196,281	1,195,815
	FORD CREDIT AUTO OWNER TR	1.35% 15/DEC/2016 3,934,232	3,947,276	3,944,261
	FORD CREDIT AUTO OWNER TR	0.55% 15/APR/2016 114,323	114,323	114,324
	FORD CREDIT AUTO OWNER TR	0.45% 15/AUG/2016 1,542,226	1,542,264	1,542,033
	FORD CREDIT AUTO OWNER TR	0.48% 15/NOV/2016 904,950	905,253	904,860
	FORD CREDIT AUTO OWNER TR	0.61% 15/AUG/2017 800,000	799,974	798,853
	FORD CREDIT AUTO OWNER TR	1.65% 15/MAY/2016 936,298	939,584	937,117
	FORD CREDIT FLRPLN MAS OWNER TR	VAR 15/FEB/2017 500,000	501,899	500,866
	FORD CREDIT FLRPLN MAS OWNER TR	VAR 15/FEB/2019 2,000,000	2,000,000	2,000,996
	FORD MOTOR CREDIT CO LLC	1.724% 06/DEC/2017 600,000	595,908	593,799
	FORD MOTOR CREDIT CO LLC	2.875% 01/OCT/2018 750,000	767,010	763,159
	FOUR SEASONS HLDGS INC	ZCP 30/JUN/2021 354,000	350,460	354,000
	FPL RECOVERY FUNDING	5.13% 08/17 646,995	657,486	653,696
	FRESENIUS MED CARE US FIN II INC	4.75% 15/OCT/2024 948,000	948,000	957,480
	FRESENIUS MED CARE US FIN II INC	5.625% 31/JUL/2019 485,000	485,000	517,737
	FRESENIUS MED CARE US FIN II INC	5.875% 31/JAN/2022 749,000	811,811	812,665
	FRONTIER COMMUNICATIONS CORP	7.13% 15/JAN/2023 1,335,000	1,358,363	1,358,363
	FRONTIER COMMUNICATIONS CORP	8.75% 15/APR/2022 1,050,000	1,068,098	1,173,375
	FRONTIER COMMUNICATIONS CORP	9.25% 01/JUL/2021 874,000	1,013,843	1,009,470
	FRONTIER COMMUNICATIONS CORP	6.88% 15/JAN/2025 1,741,000	1,754,130	1,741,000
	GANNETT CO INC	6.375% 15/OCT/2023 267,000	285,690	283,020
	GANNETT CO INC	4.875% 15/SEP/2021 420,000	417,300	416,850
	GANNETT CO INC	5.50% 15/SEP/2024 363,000	363,827	363,907
	GATES GLOBAL LLC	6.00% 15/JUL/2022 960,000	954,142	919,392
	GATX FINL CORP	5.8% 01/MAR/2016 1,000,000	996,290	1,052,557
	GE EQUIPMENT TRANSPORTN LLC	0.62% 25/JUL/2016 2,745,496	2,746,732	2,745,634
	GE EQUIPMENT TRANSPORTN LLC	0.61% 24/JUN/2016 2,180,223	2,180,106	2,181,686
	GE EQUIPMENT TRANSPORTN LLC	0.2% 23/JUN/2015 1,116,606	1,116,540	1,116,606
	GENERAL DYNAMICS CORP	1.38% 15/JAN/2015 3,150,000	3,151,368	3,150,728
	GENERAL ELEC CAP CORP	FLT 15 30/SEP/2015 300,000	301,182	300,832
	GENERAL ELEC CAP CORP	ZCP 20/APR/2015 8,000,000	7,994,671	7,996,260
	GENERAL MOTORS CO	4.88% 02/OCT/2023 2,485,000	2,537,010	2,658,950
	GENERAL MOTORS FINL CO INC	4.375% 25/SEP/2021 789,000	789,000	823,519
	GIBRALTAR INDUSTRIES INC	6.25% 01/FEB/2021 765,000	787,950	776,475
	GLITNIR BANKI HF	6.375% 25/SEP/2012 680,000	45,900	200,600
	GLITNIR BANKI HF	VAR 15/JUN/2016 1,060,000	106	1,325
	GLITNIR BANKI HF	6.33% 28/JUL/2011 590,000	39,825	174,050
	GLP CAPITAL LP	4.875% 01/NOV/2020 412,000	426,420	417,150

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	GLP CAPITAL LP	5.375% 01/NOV/2023 853,000	870,635	882,855
	GOLDCORP INC	3.63% 09/JUN/2021 1,300,000	1,298,323	1,302,092
	GOLDMAN SACHS GRP INC	5.625% 15/JAN/2017 910,000	776,207	976,063
	GOLDMAN SACHS GRP INC	VAR 22/MAR/2016 3,450,000	2,378,775	3,442,307
	GOLDMAN SACHS GRP INC	4% 03/MAR/2024 2,300,000	2,303,197	2,387,743
	GOLDMAN SACHS GRP INC	VAR 15/NOV/2018 400,000	401,908	403,920
	GOODMAN NETWORKS INC	VAR 01/JUL/2018 661,000	690,520	682,482
	GRAPHIC PACKAGING INTL INC	4.75% 15/APR/2021 537,000	543,712	541,027
	GRIFOLS WW OPERATIONS LTD	5.25% 01/APR/2022 2,139,000	2,174,150	2,187,555
	GRP 1 AUTOMOTIVE INC	5% 01/JUN/2022 550,000	552,750	537,625
	H&E EQUIPMENT SERVICES LLC	7% 01/SEP/2022 928,000	997,567	954,680
	HARLEY-DAVIDSON MOTORCYCLE TR	0.68% 15/APR/2017 4,241,635	4,245,034	4,243,391
	HARLEY-DAVIDSON MOTORCYCLE TR	VAR 15/APR/2018 1,595,855	1,596,243	1,593,391
	HCA INC	4.75% 01/MAY/2023 1,880,000	1,863,990	1,912,900
	HCA INC	6.5% 15/FEB/2020 3,015,000	3,131,719	3,378,308
	HCA INC	7.5% 15/FEB/2022 2,000,000	2,008,388	2,285,000
	HCA INC	3.75% 15/MAR/2019 2,920,000	2,937,469	2,923,650
	HD SUPPLY INC	11.5% 15/JUN/2020 675,000	759,375	772,875
	HD SUPPLY INC	5.25% 15/DEC/2021 890,000	903,350	905,575
	HD SUPPLY INC	7.5% 15/JUL/2020 2,300,000	2,300,000	2,409,250
	HERTZ CORP	5.88% 15/OCT/2020 1,030,000	1,088,027	1,037,725
	HERTZ CORP	6.25% 15/OCT/2022 535,000	573,119	540,350
	HERTZ CORP	7.375% 15/JAN/2021 475,000	484,631	498,750
	HILAND PARTNERS LP	7.25% 01/OCT/2020 4,370,000	4,616,308	4,151,500
	HILCORP ENERGY I LP	5% 01/DEC/2024 173,000	144,022	152,240
	HILTON WORLDWIDE FINANCE LLC	5.63% 15/OCT/2021 3,687,000	3,784,804	3,852,915
	HOCKEY MERGER SUB 2 INC	7.88% 01/OCT/2021 3,393,000	3,423,845	3,376,035
	HOLCIM FINANCE	6% 30/DEC/2019 100,000	116,181	114,456
	HOME EQUITY MTG	VAR 25/APR/2037 1,500,000	332,001	1,044,162
	HONDA AUTO REC OWNER TR	0.37% 17/11/2014 22,002	22,004	22,001
	HONDA AUTO REC OWNER TR	0.7% 16/FEB/2016 168,937	168,941	169,005
	HONDA AUTO REC OWNER TR	0.7% 16/FEB/2016 1,716,267	1,717,313	1,716,961
	HONDA AUTO REC OWNER TR	0.56% 15/MAY/2016 990,968	991,364	991,174
	HONDA AUTO REC OWNER TR	0.52% 18/AUG/2016 3,790,641	3,791,884	3,790,944
	HONDA AUTO REC OWNER TR	0.22% 15/DEC/2015 2,666,781	2,666,781	2,666,781
	HONDA AUTO REC OWNER TR	0.58% 17/JAN/2017 300,000	299,999	299,861
	HONDA AUTO REC OWNER TR	0.77% 15/JAN/2016 1,159,656	1,160,674	1,160,185
	HONDA AUTO REC OWNER TR	0.540% 15/JAN/2016 121,759	121,818	121,765
	HONEYWELL INT'L	ZCP 03/AUG/2015 8,000,000	7,988,587	7,986,957
	HSBC BANK USA	VAR 18/MAR/2016 2,000,000	2,000,000	1,999,412
	HSBC USA INC	2.375% 13/FEB/2015 2,800,000	2,806,555	2,805,625
	HUB HLDGS LLC	8.125% 15/JUL/2019 205,000	204,487	202,950
	HUGHES SATELLITE SYS CORP	7.625% 15/JUN/2021 1,400,000	1,456,000	1,540,000
	HUNTINGTON AUTO TR	1.31% 15/NOV/2016 2,923,073	2,931,902	2,929,609
	HUNTINGTON AUTO TR	0.81% 15/SEP/2016 2,612,896	2,617,063	2,614,647
	HUNTINGTON AUTO TR	0.51% 15/DEC/2015 2,464,516	2,463,958	2,464,267
	HUNTINGTON INGALLS IND INC	7.13% 15/MAR/2021 1,117,000	1,150,556	1,206,360
	HUNTINGTON INGALLS IND INC	5.00% 15/DEC/2021 1,295,000	1,320,169	1,317,663
	HUNTSMAN INT'L LLC	4.875% 15/NOV/2020 595,000	599,462	590,537
	HUNTSMAN INT'L LLC	8.625% 15/MAR/2021 134,000	149,546	143,715
	HUNTSMAN INT'L LLC	5.125% 15/NOV/2022 550,000	552,750	541,750
	HYUNDAI AUTO LEASE SEC TR	0.75% 15/MAR/2016 3,099,628	3,102,507	3,101,286

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	HYUNDAI AUTO REC TR	0.62% 15/SEP/2016 2,556,543	2,558,256	2,557,428
	HYUNDAI AUTO REC TR	0.530% 15/MAR/2016 285,725	285,839	285,752
	HYUNDAI AUTO REC TR	0.46% 16/JAN/2017 714,374	714,191	714,213
	ICAHN ENTERPRISES LP	5.875% 01/FEB/2022 940,000	940,000	944,112
	ICAHN ENTERPRISES LP	6% 01/AUG/2020 1,674,000	1,724,824	1,724,555
	IHEARTCOMMUNICATIONS INC	14% 01/FEB/2021 1,578,973	1,587,158	1,286,863
	IHS INC	5% 01/NOV/2022 1,360,000	1,383,950	1,346,400
	IM CEDULAS 4 FONDO DE TDA	3.75% 11/MAR/2015 500,000	681,233	608,478
	IMS HEALTH INC	6% 01/NOV/2020 789,000	802,721	812,670
	INDUSTRIAL & COM BK OF CHINA LTD	3.23% 13/NOV/2019 1,200,000	1,200,000	1,205,050
	INDUSTRIAL COM BNK	0.72% 12/MAY/2015 3,400,000	3,400,000	3,401,361
	INEOS GRP HLDGS	6.125% 15/AUG/2018 265,000	266,987	253,737
	INEOS GRP HLDGS	5.88% 15/FEB/2019 1,325,000	1,337,881	1,255,437
	ING BANK	3.0% 01/SEP/2015 3,500,000	3,553,949	3,548,860
	INGRAM MICRO INC	4.95% 15/DEC/2024 725,000	722,455	724,761
	INTELSAT JACKSON HLDGS	7.5% 01/APR/2021 1,500,000	1,511,250	1,605,000
	INTELSAT JACKSON HLDGS	5.5% 01/AUG/2023 833,000	833,000	827,919
	INTELSAT JACKSON HLDGS	7.25% 15/OCT/2020 1,930,000	1,966,275	2,038,563
	INTELSAT LUXEMBOURG	8.13% 01/JUN/2023 1,204,000	1,307,159	1,228,080
	INTESA SANPAOLO SPA	6.5% 24/FEB/2021 500,000	585,260	578,426
	INTESA SANPAOLO SPA	VAR 11/APR/2016 2,900,000	2,900,000	2,905,072
	INT'L BUS MACH CORP	0.55% 06/FEB/2015 3,900,000	3,901,315	3,900,815
	INTL LEASE FINANCE	4.63% 15/APR/2021 1,100,000	1,104,125	1,119,250
	INT'L LEASE FINANCE CORP	8.25% 15/DEC/2020 4,517,000	5,311,728	5,442,985
	ISTAR FINANCIAL INC	5% 01/JUL/2019 1,286,000	1,298,163	1,247,420
	ITAU UNIBANCO	VAR 31/MAY/2016 1,600,000	1,600,000	1,598,376
	JACKSON NATIONAL LIFE GLOBAL FD	VAR 30/SEP/2015 4,752,000	4,760,616	4,758,814
	JAGUAR HLDG CO	9.5% 01/DEC/2019 1,439,000	1,496,298	1,543,328
	JAGUAR HLDG CO	VAR 15/OCT/2017 815,000	837,412	832,930
	JAGUAR LAND ROVER AUTO PLC	4.13% 15/DEC/2018 520,000	521,950	522,600
	JM HUBER CORP	9.88% 01/NOV/2019 929,000	922,711	1,021,900
	JOHN DEERE OWNER TR	0.75% 15/MAR/2016 1,035,404	1,036,501	1,035,703
	JOHN DEERE OWNER TR	0.55% 15/JAN/2016 3,576,361	3,577,057	3,576,841
	JOHN DEERE OWNER TR	0.45% 15/SEP/2016 1,282,207	1,282,172	1,282,359
	KINDER MORGAN INC	7.75% 15/JAN/2032 405,000	302,043	498,150
	KINDER MORGAN INC	7.8% 01/AUG/2031 697,000	523,595	848,689
	KINETIC CONCEPTS INC	10.5% 01/NOV/2018 636,000	632,373	691,650
	KODIAK OIL & GAS CORP	8.13% 01/DEC/2019 1,209,000	1,248,485	1,230,157
	KOREA ELECTRIC PWR	3% 05/OCT/2015 1,700,000	1,694,288	1,724,772
	LAMAR MEDIA CORP	5% 01/MAY/2023 535,000	536,037	529,650
	LAMAR MEDIA CORP	5.375% 15/JAN/2024 1,060,000	1,081,200	1,091,800
	LANDESBK HESSEN-THUR	0.30% 16MAR2015 3,500,000	3,500,000	3,500,655
	LAREDO PETROLEUM INC	5.625% 15/JAN/2022 1,377,000	1,364,490	1,204,875
	LAREDO PETROLEUM INC	7.375% 01/MAY/2022 1,523,000	1,625,740	1,424,005
	LCM X LP	VAR 15/APR/2022 3,900,000	3,900,000	3,880,906
	LEHMAN BROTHERS HLDGS INC	6% 26/SEP/2014 340,000	43,350	50,575
	LEVEL 3 COMMUNICATIONS INC	5.75% 01/DEC/2022 1,200,000	1,203,000	1,207,500
	LEVEL 3 ESCROW II INC	5.375% 15/AUG/2022 1,600,000	1,600,000	1,608,000
	LEVEL 3 FINANCING INC	7% 01/JUN/2020 409,000	417,246	430,984
	LEVEL 3 FINANCING INC	8.625% 15/JUL/2020 525,000	525,000	566,344
	LEVEL 3 FINANCING INC	6.125% 15/JAN/2021 750,000	764,062	776,250
	LIFEPOINT HOSPITALS INC	5.5% 01/DEC/2021 1,068,000	1,068,000	1,092,030

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	LIMITED BRANDS INC	6.625% 01/APR/2021 973,000	990,365	1,094,625
	LLOYDS BANK PLC	0.49% 07/JAN/2015 2,500,000	2,500,000	2,500,165
	LLOYDS BK PLC	0.48% 04/SEP/2015 1,900,000	1,900,000	1,900,511
	LYNX I CORP	5.375% 15/APR/2021 207,000	210,105	213,727
	MACQUARIE BANK LTD	FLT 03/MAR/2015 800,000	799,972	799,947
	MACQUARIE BANK LTD	ZCP 06/JAN/2016 1,500,000	1,490,750	1,502,614
	MACQUARIE BANK LTD	ZCP 12/JUN/2015 1,000,000	997,750	998,655
	MACQUARIE BANK LTD	3.45% 27/JUL/2015 1,500,000	1,523,604	1,523,720
	MARKWEST ENERGY PARTNERS LP	4.5% 15/JUL/2023 1,850,000	1,813,000	1,780,625
	MARKWEST ENERGY PARTNERS LP	6.50% 15/AUG/2021 800,000	868,000	824,000
	MARKWEST ENERGY PARTNERS LP	4.88% 01/DEC/2024 2,110,000	2,123,188	2,062,525
	MARKWEST ENERGY PARTNERS LP	5.5% 15/FEB/2023 400,000	402,000	405,000
	MARKWEST ENERGY PARTNERS LP	6.25% 15/JUN/2022 1,870,000	1,974,427	1,935,450
	MDC PARTNERS INC	6.75% 01/APR/2020 1,366,000	1,396,436	1,406,980
	MEDTRONIC INC	3.00% 15/MAR/2015 3,900,000	3,921,661	3,917,273
	MERCEDES BENZ AUTO LEASE TR	0.53% 15/SEP/2015 448,529	448,687	448,577
	MERCEDES BENZ AUTO LEASE TR	0.48% 15/JUN/2016 2,578,305	2,577,879	2,578,972
	MERCEDES BENZ AUTO LEASE TR	VAR 15/JUN/2016 1,875,131	1,875,131	1,873,466
	MERCEDES BENZ AUTO LEASE TR	0.59% 15/FEB/2016 1,796,756	1,797,425	1,796,627
	MERCEDES-BENZ AUTO REC TR	0.47% 17/OCT/2016 4,370,224	4,371,791	4,370,504
	MERCEDES-BENZ AUTO REC TR	0.5% 15/MAR/2016 415,092	415,153	415,131
	MERCEDES-BENZ AUTO REC TR	0.78% 15/AUG/2017 3,400,000	3,404,000	3,404,804
	MERCEDES-BENZ AUTO REC TR	0.43% 15/FEB/2017 1,200,000	1,199,942	1,198,861
	MERITAGE HOMES CORP	4.5% 01/MAR/2018 1,857,000	1,873,700	1,857,000
	MERITAGE HOMES CORP	7% 01/APR/2022 684,000	695,275	725,040
	MET-LIFE FNDG INC	ZCP 20/JAN/2015 8,000,000	7,999,620	7,999,520
	METLIFE INSTITUTIONAL FUNDING	1.63% 02/APR/2015 1,000,000	1,002,799	1,002,675
	METROPOLITAN LIFE GLOBAL FNDNG	2% 09/JAN/2015 300,000	300,084	300,049
	METROPOLITAN LIFE GLOBAL FNDNG	1.7% 29/JUN/2015 1,600,000	1,609,332	1,608,458
	MGM RESORTS INT'L	6.0% 15/MAR/2023 3,000,000	3,045,000	3,015,000
	MGM RESORTS INT'L	10% 01/NOV/2016 2,075,000	2,243,594	2,308,438
	MGM RESORTS INT'L	11.38% 01/MAR/2018 455,000	517,562	539,175
	MGM RESORTS INT'L	6.625% 15/DEC/2021 963,000	1,022,570	1,011,150
	MGM RESORTS INT'L	6.75% 01/OCT/2020 1,491,000	1,544,000	1,565,550
	MITSUBISHI UFJ FINANCIAL GRP	2.45% 11/SEP/2015 1,500,000	1,519,154	1,515,627
	MIZUHO BANK LTD	0.25% 24/FEB/2015 3,500,000	3,500,000	3,500,159
	MONITRONICS INTL INC	9.13% 01/APR/2020 1,168,000	1,201,625	1,103,030
	MORGAN STANLEY	5.75% 25/JAN/2021 2,150,000	2,240,644	2,468,095
	MOTORS LIQUIDATION CO	8.375% 15/JUL/2033 750,000	21,562	5,625
	MPH ACQUISITION HLDGS LLC	6.625% 01/APR/2022 914,000	951,702	934,565
	MSCI INC	5.25% 15/NOV/2024 1,325,000	1,350,203	1,371,375
	NATIONAL AUSTRALIA BANK LTD	0.604% 22/JAN/2015 2,000,000	2,000,307	2,000,326
	NATIONAL AUSTRALIA BANK LTD	VAR 28/MAY/2015 5,950,000	5,952,617	5,954,147
	NATIXIS NY	0.55% 22/JAN/2015 1,000,000	1,000,000	1,000,293
	NATIXIS NY	VAR 11/MAY/2015 3,000,000	3,000,000	2,999,991
	NAVIENT CORP	5.5% 15/JAN/2019 287,000	294,534	293,457
	NAVIENT CORP	6.13% 25/MAR/2024 1,760,000	1,731,235	1,729,200
	NAVIENT CORP	7.25% 25/JAN/2022 736,000	814,491	798,560
	NAVIENT CORP	5.88% 25/OCT/2024 2,161,000	2,086,633	2,058,353
	NCR CORP	5.88% 15/DEC/2021 1,040,000	1,051,700	1,068,600
	NEDERLANDSE WATERSCHAPSBANK	VAR 12/JUN/2015 4,000,000	4,000,000	4,000,164
	NEIMAN MARCUS GRP LTD	8.0% 15/OCT/2021 500,000	511,250	528,750

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	NEW RED FINANCE INC	6% 01/APR/2022 1,600,000	1,600,000	1,640,000
	NEW YORK LIFE GLOBAL FUNDING	0.8% 12/FEB/2016 750,000	751,990	751,283
	NIELSEN CO LUXEMBOURG SARL	5.5% 01/OCT/2021 870,000	870,000	887,400
	NIELSEN FINANCE LLC	4.5% 01/OCT/2020 932,000	931,962	936,660
	NISSAN AUTO LEASE TR	0.45% 15/SEP/2015 325,622	325,664	325,612
	NISSAN AUTO LEASE TR	VAR 15/SEP/2015 465,174	465,021	465,150
	NISSAN AUTO LEASE TR	0.58% 16/NOV/2015 440,753	440,966	440,762
	NISSAN AUTO LEASE TR	VAR 15/JAN/2016 2,105,253	2,106,133	2,105,371
	NISSAN AUTO REC OWNER TR	0.52% 15/APR/2016 346,319	346,515	346,345
	NISSAN AUTO REC OWNER TR	0.4% 15/JUN/2016 1,140,242	1,140,244	1,140,192
	NISSAN AUTO REC OWNER TR	0.23% 15/DEC/2015 3,400,000	3,400,000	3,400,000
	NISSAN AUTO REC OWNER TR	0.6% 15/JUN/2017 600,000	599,969	599,691
	NISSAN AUTO REC OWNER TR	0.73% 16/MAY/2016 1,440,697	1,442,132	1,441,594
	NISSAN AUTO REC OWNER TR	0.95% 16/FEB/2016 83,875	84,024	83,918
	NISSAN AUTO REC OWNER TR	0.460% 17/OCT/2016 925,735	925,945	925,629
	NISSAN AUTO REC OWNER TR	3.17% 15/MAY/2017 3,557,072	3,556,144	3,557,528
	NORDEA BANK FINLAND PLC	VAR 17/JUL/2015 4,000,000	4,000,000	4,000,404
	NORINCHUKIN BK	0.2% 24/FEB/2015 3,400,000	3,400,000	3,399,948
	NORTEK INC	8.5% 15/APR/2021 2,351,000	2,365,801	2,515,570
	NOVA CHEMICALS CORP	5% 01/MAY/2025 981,000	984,938	973,642
	NOVA CHEMICALS CORP	5.25% 01/AUG/2023 261,000	283,511	263,610
	NRG ENERGY INC	6.25% 15/JUL/2022 2,394,000	2,394,000	2,447,865
	NRG YIELD OPERATING LLC	5.37% 15/AUG/2024 1,155,000	1,170,299	1,172,325
	NUANCE COMMUNICATIONS INC	5.37% 15/AUG/2020 1,025,000	1,036,306	1,027,562
	NUMERICABLE-SFR	6% 15/MAY/2022 4,223,000	4,315,910	4,246,227
	NXP BV/FUNDING LLC	5.75% 15/FEB/2021 2,032,000	2,072,600	2,133,600
	OASIS PETROLEUM INC	6.5% 01/NOV/2021 1,799,000	1,832,554	1,637,090
	OASIS PETROLEUM INC	6.875% 15/JAN/2023 961,000	965,207	874,510
	OASIS PETROLEUM INC	6.87% 15/MAR/2022 2,926,000	2,807,640	2,662,660
	OCTAGON INV PARTNERS XII LTD	VAR 05/MAY/2023 3,200,000	3,200,000	3,191,930
	OMNICARE INC	4.75% 01/DEC/2022 947,000	963,755	958,837
	OMNICARE INC	5% 01/DEC/2024 172,000	175,010	176,300
	ONEMAIN FINANCIAL HLDGS INC	7.25% 15/DEC/2021 1,800,000	1,818,000	1,845,000
	OSHKOSH CORP	8.5% 01/MAR/2020 2,145,000	2,337,676	2,246,888
	PACCAR FINANCIAL CORP	ZCP 13/JAN/2015 8,000,000	7,999,680	7,999,625
	PARK PLACE SECURITIES, INC	VAR 25/DEC/2034 94,888	90,499	95,035
	PARSLEY ENERGY LLC	7.5% 15/FEB/2022 1,837,000	1,898,934	1,740,558
	PEABODY ENERGY CORP	6% 15/NOV/2018 571,000	571,000	518,182
	PEABODY ENERGY CORP	6.5% 15/SEP/2020 665,000	704,900	576,887
	PENN NATIONAL GAMING INC	5.87% 01/NOV/2021 1,300,000	1,303,250	1,209,000
	PENSKE AUTOMOTIVE GRP INC	5.375% 01/DEC/2024 530,000	531,987	536,625
	PENSKE AUTOMOTIVE GRP INC	5.75% 01/OCT/2022 1,020,000	1,065,900	1,058,250
	PEPSICO INC	3.1% 15/JAN/2015 3,950,000	3,954,301	3,953,168
	PETROLEOS MEXICANOS	5.5% 21/JAN/2021 3,300,000	3,267,363	3,572,250
	PETROLEOS MEXICANOS	6.625% 15/JUN/2035 115,000	96,254	132,825
	PFIZER INC	5.35% 15/MAR/2015 950,000	959,547	958,611
	PHYSIO-CONTROL INTL INC	9.875% 15/JAN/2019 898,000	913,166	951,880
	PINNACLE ENTERTAINMENT INC	6.37% 01/AUG/2021 1,514,000	1,529,616	1,559,420
	PINNACLE FOODS FINANCE LLC	4.875% 01/MAY/2021 583,000	583,000	568,425
	PLASTIPAK HLDGS INC	6.5% 01/OCT/2021 2,039,000	2,116,820	2,028,805
	PLAYA RESORTS HLDGS	8% 15/AUG/2020 2,340,000	2,423,238	2,334,150
	POLARCUS LTD	5.125% 01/JUN/2021 413,000	413,000	411,967

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	PORSCHE FINANCIAL AUTO SEC TR	0.38% 23/SEP/2016 6,549,757	6,549,037	6,549,463
	PORSCHE INNOV LEASE OWNER TR	0.54% 22/JAN/2016 346,218	346,294	346,286
	POST HLDGS INC	6% 15/DEC/2022 628,000	623,805	588,750
	PQ CORP	8.75% 01/MAY/2018 5,847,000	6,026,151	6,051,645
	PQ CORP	ZCP 07/AUG/2017 1,002,373	998,681	982,741
	PRIVATE EXP FUNDING CORP	ZCP 09/JAN/2015 1,200,000	1,199,950	1,199,978
	PROCTOR GAMBLE	ZCP 08/JAN/2015 8,000,000	7,999,860	7,999,875
	PROLOGIS	2.75% 15/FEB/2019 995,000	1,018,243	1,009,204
	PROVIDENT FDG	6.75% 15/JUN/2021 2,640,000	2,630,383	2,560,800
	PROVIDENT FUNDING MTG LOAN TR	10.125% 15/FEB/2019 320,000	351,200	336,000
	PSE&G TRANSITION FUNDING	4.57% 15/JUN/2017 975,408	992,581	992,997
	PSE&G TRANSITION FUNDING	6.89% 15/DEC/2017 5,998,397	6,242,769	6,197,766
	QUALITYTECH LP	5.875% 01/AUG/2022 792,000	786,127	795,960
	QUEBECOR MEDIA INC	5.75% 15/JAN/2023 2,153,000	2,153,000	2,201,443
	RAAC SER 2007 RP3 TR	VAR 25/OCT/2046 719,928	414,704	635,962
	RACE PT III CLO LTD	VAR 15/APR/2020 878,407	871,819	875,393
	RANGE RESOURCES CORP	5.0% 5/AUG/2022 1,369,000	1,369,000	1,369,000
	RANGE RESOURCES CORP	6.75% 01/AUG/2020 250,000	263,750	260,000
	RECKITT BENCKISER TREA CORP	ZCP 21/APR/2015 2,000,000	1,998,116	1,998,828
	REGENCY ENERGY PARTNERS LP	5% 01/OCT/2022 1,509,000	1,496,294	1,426,005
	REGENCY ENERGY PARTNERS LP	6.5% 15/JUL/2021 3,025,000	3,109,500	3,085,500
	REYNOLDS GRP ISSUER INC	6.875% 15/FEB/2021 750,000	720,000	782,812
	REYNOLDS GRP ISSUER INC	8.25% 15/FEB/2021 1,424,000	1,409,146	1,459,600
	REYNOLDS GRP ISSUER INC	8.5% 15/MAY/2018 750,000	728,437	765,000
	REYNOLDS GRP ISSUER INC	9.875% 15/AUG/2019 657,000	677,349	696,420
	REYNOLDS GRP ISSUER LLC	7.88% 15/AUG/2019 2,782,000	2,772,166	2,931,533
	REYNOLDS GRP ISSUER LLC	9% 15/APR/2019 250,000	246,250	258,750
	RITE AID CORP	7.7% 15/FEB/2027 529,000	431,123	576,610
	RITE AID CORP	9.25% 15/MAR/2020 1,005,000	1,009,182	1,096,706
	RITE AID CORP	6.75% 15/JUN/2021 680,000	680,000	702,100
	RITE AID CORP	ZCP 31/DEC/2021 996,000	1,008,293	1,001,398
	ROYAL BANK OF CANADA	1.92% 30/JUL/2015 1,140,000	1,149,529	1,149,536
	ROYAL BANK OF CANADA	VAR 06/JAN/2015 4,450,000	4,450,137	4,450,036
	ROYAL BANK OF SCOTLAND GRP PLC	VAR 31/DEC/2049 2,800,000	732,000	3,150,000
	ROYAL BANK OF SCOTLAND GRP PLC	5.13% 28/MAY/2024 2,209,000	2,215,279	2,246,975
	ROYAL BANK OF SCOTLAND GRP PLC	VAR 16/MAR/2022 1,155,000	1,362,900	1,313,293
	RSC EQUIPMENT RENTAL INC	8.25% 01/FEB/2021 700,000	704,375	763,000
	RSP PERMIAN INC	6.625% 01/OCT/2022 500,000	502,500	465,000
	SALIX PHARMACEUTICALS LTD	6% 15/JAN/2021 441,000	435,370	449,820
	SALLY HLDGS LLC/SALLY CAP INC	5.75% 01/JUN/2022 497,000	497,000	520,607
	SALLY HLDGS LLC/SALLY CAP INC	6.88% 15/NOV/2019 469,000	472,017	498,312
	SANTANDER DRIVE AUTO REC TR	VAR 17/JUL/2017 1,952,617	1,953,546	1,951,701
	SANTANDER DRIVE AUTO REC TR	0.54% 15/AUG/2017 933,660	932,523	933,343
	SBA COMMUNICATIONS	5.625% 01/OCT/2019 272,000	276,760	278,120
	SBA TELECOMMUNICATIONS	5.75% 15/JUL/2020 2,539,000	2,589,320	2,584,194
	SCHAEFFLER FINANCE	4.75% 15/MAY/2021 946,000	959,007	946,000
	SCHAEFFLER FINANCE	4.25% 15/MAY/2021 1,643,000	1,616,275	1,601,925
	SCIENTIFIC GAMES INT'L INC	10.0% 01/DEC/2022 2,860,000	2,588,300	2,620,475
	SCIENTIFIC GAMES INT'L INC	7.0% 01/JAN/2022 2,600,000	2,632,500	2,632,500
	SEALED AIR CORP	8.38% 15/SEP/2021 1,180,000	1,333,400	1,318,650
	SEMINOLE TRIBE OF FLORIDA INC	7.804% 01/OCT/2020 260,000	267,475	275,600
	SERTA SIMMONS HLDG	8.125% 01/OCT/2020 2,165,000	2,226,750	2,289,488

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	SIGNODE INDUSTRIAL GRP	6.375% 01/MAY/2022 1,957,000	1,988,801	1,908,075
	SILVER II BORROWER	7.75% 15/DEC/2020 2,150,000	2,242,364	2,031,750
	SINOPEC GRP OVERSEAS DEV	VAR 10/APR/2017 1,400,000	1,401,274	1,401,873
	SKANDIN ENS BANKEN	0.33% 29/MAY/2015 1,000,000	1,000,000	1,000,453
	SLM PRIVATE EDUCATION LOAN TR	VAR 16/MAY/2044 175,570	183,937	185,739
	SLM STUDENT LOAN TR	VAR 15/SEP/2021 54,944	76,017	66,319
	SLM STUDENT LOAN TR	VAR15/DEC/2023 1,140,485	1,523,937	1,358,089
	SM ENERGY CO	6.125% 15/NOV/2022 900,000	909,000	846,000
	SOLENIS INT'L LP BOND	ZCP 02/JUL/2021 360,098	358,297	351,455
	SOUTHERN NATURAL GAS CO	5.9% 01/APR/2017 120,000	101,497	129,029
	SOUTHERN NATURAL GAS CO	8% 01/MAR/2032 77,000	66,228	99,757
	SPECTRUM BRANDS INC	6.75% 15/MAR/2020 1,173,000	1,206,095	1,225,785
	SPECTRUM BRANDS INC	6.38% 15/NOV/2020 2,100,000	2,194,985	2,189,250
	SPECTRUM BRANDS INC	6.63% 15/NOV/2022 555,000	555,000	586,912
	SPRINGLEAF FINANCE CORP	6.9% 15/DEC/2017 830,000	776,429	883,950
	SPRINGLEAF FINANCE CORP	6% 01/JUN/2020 708,000	715,915	700,920
	SPRINGLEAF FINANCE CORP	7.75% 01/OCT/2021 1,147,000	1,196,328	1,284,640
	SPRINGLEAF FINANCE CORP	8.25% 01/OCT/2023 633,000	633,000	708,960
	SPRINGS INDUSTRIES INC	6.25% 01/JUN/2021 1,332,000	1,319,995	1,325,340
	SPRINT CAPITAL CORP	6.9% 01/MAY/2019 650,000	634,980	663,000
	SPRINT CORP	7.125% 15/JUN/2024 482,000	509,344	448,260
	SPRINT CORP	7.25% 15/SEP/2021 470,000	470,587	465,887
	SPRINT CORP	7.875% 15/SEP/2023 850,000	852,125	839,120
	SPRINT NEXTEL CORP	11.5% 15/NOV/2021 900,000	905,625	1,082,250
	SPRINT NEXTEL CORP	7% 15/AUG/2020 1,302,000	1,305,255	1,302,000
	SPRINT NEXTEL CORP	8.375% 15/AUG/2017 86,000	94,815	92,772
	SPRINT NEXTEL CORP	9% 15/NOV/2018 3,892,000	3,950,714	4,426,761
	SPRINT NEXTEL CORP	7.0% 01/MAR/2020 1,646,000	1,653,000	1,777,680
	SSE PLC	VAR 31/DEC/2049 200,000	296,023	261,371
	STANDARD CHARTERED BANK	0.38% 28/MAY/2015 1,700,000	1,700,000	1,700,624
	STANDARD CHARTERED BANK	3.85% 27/APR/2015 500,000	505,079	504,771
	STANDARD PACIFIC CORP	6.25% 15/DEC/2021 770,000	823,900	789,250
	STANDARD PACIFIC CORP	5.875% 15/NOV/2024 400,000	405,000	400,000
	STHI HLDG	8.0% 15/MAR/2018 940,000	964,150	982,300
	SUGAR HSP GMNG PRO	6.375% 01/JUN/2021 1,192,000	1,184,222	1,084,720
	SUMITOMO MITSUI BANKING CORP	VAR 13/MAR/2015 1,000,000	1,000,571	1,000,727
	SUMITOMO MTSU BKG CORP	0.36% 8/MAY/2015 4,400,000	4,400,000	4,400,927
	SYNOVUS FINANCIAL	7.875% 15/FEB/2019 2,015,000	2,213,970	2,241,688
	TARGA RESOURCES PARTNERS LP	4.125% 15/NOV/2019 697,000	697,000	670,862
	TARGA RESOURCES PARTNERS LP	4.25% 15/NOV/2023 699,000	672,529	636,090
	TARGA RESOURCES PARTNERS LP	5.25% 01/MAY/2023 71,000	73,840	68,515
	TAYLOR MORRISON COMMTS INC	5.25% 15/APR/2021 1,007,000	1,017,035	991,895
	TAYLOR MORRISON COMMTS INC	7.75% 15/APR/2020 619,000	663,326	656,140
	TAYLOR MORRISON COMMTS INC	7.75% 15/APR/2020 745,000	749,483	789,700
	TELECOM ITALIA CAPITAL	7.175% 18/JUN/2019 1,591,000	1,785,839	1,821,695
	TELECOM ITALIA CAPITAL	5.303% 30/MAY/2024 1,487,000	1,487,000	1,505,588
	TEMPUR SEALY INT'L INC	6.875% 15/DEC/2020 1,545,000	1,626,068	1,641,563
	TENET HEALTHCARE CORP	4.5% 01/APR/2021 1,105,000	1,101,063	1,107,762
	TENET HEALTHCARE CORP	4.75% 01/JUN/2020 490,000	490,000	497,350
	TENET HEALTHCARE CORP	6.0% 01/OCT/2020 809,000	809,000	868,728
	TENET HEALTHCARE CORP	8.125% 01/APR/2022 4,110,000	4,318,545	4,592,925
	TENNECO INC	5.375% 15/DEC/2024 861,000	864,587	882,525

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	TENNESSEE GAS PIPELINE	8.375% JUN/2032 28,000	25,048	36,792
	TERWIN MORTGAGE TR	VAR 25/OCT/2037 815,083	210,348	376,234
	TESORO LOGISTICS LP	6.25% 15/OCT/2022 2,534,000	2,600,245	2,527,665
	TIBCO SOFTWARE INC	ZCP 11/NOV/2020 1,300,000	1,274,000	1,264,250
	T-MOBILE USA INC	6.375% 01/MAR/2025 620,000	625,425	629,920
	T-MOBILE USA INC	6.625% 01/APR/2023 379,000	396,055	388,096
	T-MOBILE USA INC	6.63% 28/APR/2021 3,873,000	4,007,645	3,974,666
	T-MOBILE USA INC	6.73% 28/APR/2022 1,141,000	1,170,270	1,175,230
	T-MOBILE USA INC	6.836% 28/APR/2023 173,000	182,515	178,622
	TOLL BROTHERS FINANCE CORP	8.91% 15/OCT/2017 2,100,000	2,357,250	2,436,000
	TOYOTA AUTO REC OWNER TR	0.46% 15/JUL/2016 2,967,485	2,966,957	2,968,070
	TOYOTA AUTO REC OWNER TR	0.94% 15/NOV/2016 1,917,014	1,920,178	1,917,875
	TOYOTA AUTO REC OWNER TR	0.75% 16/FEB/2016 88,111	88,217	88,155
	TOYOTA AUTO REC OWNER TR	0.75% 16/FEB/2016 3,013,785	3,017,053	3,015,273
	TOYOTA AUTO REC OWNER TR	0.48% 15/FEB/2016 141,859	141,924	141,877
	TOYOTA MOTOR CREDIT	VAR 08/APR/2015 6,000,000	6,001,845	6,001,890
	TOYOTA MOTOR CREDIT	ZCP 02/APR/2015 8,000,000	7,995,147	7,997,104
	TRANSDIGM INC	6.0% 15/JUL/2022 259,000	259,000	258,352
	TRANSDIGM INC	6.5% 15/JUL/2024 708,000	708,333	711,540
	TRANSDIGM INC	7.5% 15/JUL/2021 509,000	509,000	542,085
	U.S. RENAL CARE, INC	ZCP 03/JUL/2019 1,843,274	1,822,605	1,817,929
	U.S. RENAL CARE, INC	ZCP 03/JAN/2020 550,036	541,296	547,630
	UBS AG(STAMFORD)	3.88% 15/JAN/2015 1,900,000	1,902,387	1,902,008
	UNITED PARCEL SERVICE	ZCP 01/APR/2015 8,000,000	7,997,200	7,997,149
	UNITED RENTALS NA INC	6.125% 15/JUN/2023 1,144,000	1,204,060	1,201,200
	UNITED RENTALS NA INC	7.375% 15/MAY/2020 979,000	979,000	1,057,320
	UNITED RENTALS NA INC	7.625% 15/APR/2022 1,138,000	1,138,000	1,251,231
	UNITED RENTALS NA INC	5.75% 15/NOV/2024 1,015,000	1,015,000	1,045,450
	UNITYMEDIA HESSEN	5.5% 15/JAN/2023 735,000	747,862	768,075
	UNITYMEDIA HESSEN	5.0% 15/JAN/2025 1,300,000	1,306,500	1,303,250
	UNITYMEDIA KABELBW	6.125% 15/JAN/2025 1,463,000	1,473,250	1,510,548
	UNIVISION COMMUNICATIONS INC	5.125% 15/MAY/2023 1,267,000	1,250,945	1,279,670
	UNIVISION COMMUNICATIONS INC	6.75% 15/SEP/2022 675,000	694,406	722,250
	UNIVISION COMMUNICATIONS INC	7.875% 01/NOV/2020 857,000	896,260	912,705
	UNIVISION COMMUNICATIONS INC	8.5% 15/MAY/2021 1,204,000	1,240,917	1,282,260
	US BANCORP	3.15% 04/MAR/2015 4,000,000	4,019,737	4,019,540
	US COATINGS AC	7.375% 01/MAY/2021 1,227,000	1,241,283	1,300,620
	US RENAL CARE INC	ZCP 01/JAN/2020 1,128,000	1,105,440	1,128,000
	USAA AUTO OWNER TR	0.43% 15/AUG/2016 3,071,431	3,071,935	3,071,732
	USAA AUTO OWNER TR	0.38% 17/OCT/2016 4,592,462	4,592,184	4,591,374
	USAA CAPITAL CORP	ZCP 08/JAN/2015 8,000,000	7,999,844	7,999,822
	VALEANT PHARMACTCLS INT'L INC	5.625% 01/DEC/2021 1,115,000	1,129,794	1,123,362
	VALEANT PHARMACTCLS INT'L INC	7.5% 15/JUL/2021 2,000,000	2,075,000	2,160,000
	VERISIGN INC	4.625% 01/MAY/2023 1,100,000	1,111,000	1,078,000
	VIDEOTRON LTEE	5% 15/JUL/2022 1,899,000	1,900,325	1,932,233
	VIRGIN MEDIA FINANCE PLC	6% 15/OCT/2024 1,237,000	1,250,168	1,294,211
	VOLKSWAGEN AUTO LEASE TR	0.63% 21/DEC/2015 621,084	621,498	621,240
	VOLKSWAGEN AUTO LEASE TR	VAR 21/DEC/2015 93,163	93,163	93,173
	VOLKSWAGEN AUTO LEASE TR	VAR 20/OCT/2016 1,199,229	1,199,299	1,198,446
	VOLKSWAGEN AUTO LEASE TR	0.85% 22/AUG/2016 3,757,742	3,761,760	3,762,352
	VOLKSWAGEN AUTO LEASE TR	0.46% 20/JAN/2017 3,558,212	3,557,472	3,557,557
	VPI ESCROW CORP	6.375% 10/MAR/2021 3,555,000	3,755,320	3,714,975

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	WACHOVIA CAPITAL TR	VAR 31/DEC/2049 628,000	370,520	606,334
	WAL-MART STORES INC	2.88% 01/APR/2015 1,474,000	1,483,655	1,482,440
	WALT DISNEY CO	ZCP 27/MAR/2015 8,000,000	7,997,544	7,997,325
	WELLS FARGO & CO	1.5% 01/JUL/2015 5,000,000	5,028,834	5,026,845
	WELLS FARGO & CO	ZCP 19/FEB/2014 8,000,000	7,997,604	7,998,404
	WESTPAC BANKING CORP	VAR 25/SEP/2015 3,500,000	3,518,024	3,518,372
	WHITEWAVE FOODS CO	5.375% 01/OCT/2022 1,280,000	1,308,005	1,318,400
	WHITING PETROLEUM CORP	5.75% 15/MAR/2021 1,863,000	1,902,973	1,727,933
	WIND ACQUISITION FINANCE SA	4.75% 15/JUL/2020 2,216,000	2,195,361	2,071,960
	WIND ACQUISITION FINANCE SA	6.5% 30/APR/2020 1,488,000	1,523,198	1,521,480
	WIND ACQUISITION FINANCE SA	7.375% 23/APR/2021 1,290,000	1,290,000	1,217,502
	WINDSTREAM CORP	6.375% 01/AUG/2023 1,536,000	1,536,000	1,436,160
	WINDSTREAM CORP	7.875% 01/NOV/2017 875,000	934,062	947,187
	WORLD OMNI AUTO LEASE SEC TR	0.73% 16/MAY/2016 2,118,228	2,119,818	2,120,046
	WORLD OMNI AUTO REC TR	0.610% 15/JUN/2017 2,707,150	2,708,777	2,708,103
	WORLD OMNI AUTO REC TR	0.430% 16/MAY/2016 30,869	30,875	30,867
	WR GRACE & CO-CONN	5.125% 01/OCT/2021 493,000	493,000	505,325
	WR GRACE & CO-CONN	5.625% 01/OCT/2024 357,000	359,775	372,172
	ZAYO GRP LLC	10.125% 01/JUL/2020 393,000	393,000	442,832
	ZAYO GRP LLC	8.125% 01/JAN/2020 648,000	690,124	686,880
	ZEBRA TECHNOLOGIES CORP	7.25% 15/OCT/2022 1,349,000	1,369,810	1,416,450
	TOTAL CORPORATE DEBT SECURITIES		1,141,722,701	1,153,429,953
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	BUCKEYE OHIO TOB SETTLEMENT	6.50% 01/JUN/2047 3,400,000	2,466,258	2,977,006
	BUONI POLIENNALI DEL TES	VAR 15/SEP/2017 900,000	1,431,172	1,314,464
	DENMARK I/L GOVT BOND	VAR 15/NOV/2023 3,812,184	692,354	659,973
	FEDERAL HOME LOAN BANKS	0.5% 20/NOV/2015 1,000,000	1,002,616	1,001,473
	FEDERAL HOME LOAN BANKS	ZCP 18/MAR/2011 8,000,000	7,997,889	7,999,496
	FEDERAL HOME LOAN BANKS	0.3% 06/JAN/2016 1,000,000	1,000,000	999,751
	FEDERAL HOME LOAN BANKS	0.2% 17/JUL/2015 3,500,000	3,500,000	3,498,880
	FEDERAL HOME LOAN BANKS	ZCP 02/MAR/2015 8,000,000	7,998,667	7,999,608
	FEDERAL HOME LOAN BANKS	ZCP 06/MAR/2015 8,000,000	7,998,436	7,999,576
	FEDERAL HOME LOAN BANKS	ZCP 20/FEB/2015 4,400,000	4,399,664	4,399,850
	FEDERAL HOME LOAN BANKS	ZCP 20/FEB/2015 8,000,000	7,999,000	7,999,728
	FEDERAL HOME LOAN BANKS	ZCP 28/JAN/2015 6,900,000	6,899,793	6,899,903
	FEDERAL HOME LOAN MTG CORP	ZCP 12/JAN/2015 6,900,000	6,899,852	6,899,959
	FEDERAL NATIONAL MTG ASSOC	6% 18/APR/2036 740,000	817,728	788,980
	FEDERAL NATIONAL MTG ASSOC	ZCP 08/APR/2011 300,000	299,926	299,930
	FEDERAL NATIONAL MTG ASSOC	ZCP 16/MAR/2011 8,000,000	7,998,356	7,999,512
	FEDERAL NATIONAL MTG ASSOC	ZCP 01/FEB/2019 390,000	216,934	362,549
	FEDERAL NATIONAL MTG ASSOC	ZCP 05/JAN/2015 8,000,000	7,999,964	7,999,984
	FINANCING CORP	ZCP 05/APR/2019 160,000	111,528	147,841
	FRANCE (GOVT OF)	VAR 25/JUL/2024 101,117	138,356	129,568
	FRENCH REPUBLIC	0.1% 25/JUL/2021 1,817,154	2,536,237	2,291,762
	FRENCH REPUBLIC	0.25% 25/JUL/2018 6,706,226	9,616,872	8,599,571
	GERMANY (FEDERAL REPUBLIC)	VAR 15/APR/2018 10,500,000	15,877,865	13,874,362
	HELLENIC REPUBLIC BILL	ZCP 06/MAR/2015 100,000	130,892	120,466
	INTER AMERICAN DEV BANK	2.25% 15/JUL/2015 2,000,000	2,021,671	2,020,776
	ITALY (REPUBLIC OF)	3.1% 15/SEP/2026 100,000	136,555	153,145
	ITALY (REPUBLIC OF)	5.0% 01/SEP/2040 400,000	612,140	640,860
	ITALY (REPUBLIC OF)	VAR 15/SEP/2018 1,000,000	1,318,092	1,268,100
	ITALY (REPUBLIC OF)	VAR 15/SEP/2041 24,652	34,617	35,911

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	ITALY (REPUBLIC OF)	VAR 15/SEP/2021 950,910	1,310,982	1,346,549
	ITALY (REPUBLIC OF)	5.5% 01/NOV/2022 100,000	166,907	155,636
	ITALY (REPUBLIC OF)	2.45% 26/MAR/2016 600,000	835,386	740,084
	ITALY (REPUBLIC OF)	2.55% 22/OCT/2016 1,998,864	2,844,972	2,489,980
	ITALY (REPUBLIC OF)	2.35% 15/SEP/2024 2,816,151	4,035,485	3,809,626
	ITALY (REPUBLIC OF)	2.25% 22/APR/2017 999,744	1,425,377	1,244,413
	KINGDOM OF SPAIN	3.8% 30/APR/2024 1,800,000	2,591,067	2,608,448
	KINGDOM OF SPAIN	4.0% 06/MAR/2018 2,800,000	3,004,400	2,945,908
	MEXICO (UNITED MEXICAN STATES)	4.0% 15/NOV/2040 1,500,000	635,513	608,351
	MEXICO (UNITED MEXICAN STATES)	4.5% 22/NOV/2035 1,540,000	689,921	664,616
	MEXICO (UNITED MEXICAN STATES)	4.0% 08/NOV/2046 37,293,189	3,056,194	2,906,084
	NEW SOUTH WALES TREAS CORP	2.5% 20/NOV/2035 900,000	1,047,233	1,076,387
	PROVINCE OF ONTARIO CANADA	3.45% 02/JUN/2045 1,500,000	1,326,854	1,338,040
	RESOLUTION FUNDING CORP	ZCP 15/OCT/2019 400,000	356,070	363,716
	RUSSIAN FEDERATION	ZCP 31/MAR/2030 163,500	182,711	169,550
	RUSSIAN FEDERATION	ZCP 31/MAR/2030 753,500	836,385	781,380
	SLOVENIA (REPUBLIC OF)	4.12% 18/FEB/2019 800,000	834,000	838,016
	SLOVENIA (REPUBLIC OF)	4.75% 10/MAR/2018 700,000	751,625	749,000
	SLOVENIA (REPUBLIC OF)	4.75% 10/MAY/2018 700,000	738,500	749,000
	SPAIN (KINGDOM OF)	5.4% 31/JAN/2023 2,200,000	3,645,785	3,486,307
	TENNESSEE VALLEY AUTHORITY	7.12% 01/MAY/2030 942,000	1,321,014	1,395,853
	U.K. OF GRT BRTN & NORTHRN IRELND	0.12% 22/MAR/2058 0,005	9	11
	U.S. OF AMER TREAS	2.0% 15/JAN/2016 4,293,000	5,352,569	5,211,855
	U.S. OF AMER TREAS	1.37% 31/JUL/2018 1,300,000	1,298,953	1,301,321
	U.S. OF AMER TREAS BILL	ZCP 02/JAN/2015 7,000,000	6,999,999	7,000,000
	U.S. OF AMER TREAS BILL	ZCP 08/JAN/2015 14,000,000	13,999,982	13,999,972
	U.S. OF AMER TREAS BOND	2.12% 15/FEB/2041 100,000	141,456	141,569
	U.S. OF AMER TREAS BOND	3.37% 15/MAY/2044 1,000,000	1,033,442	1,125,781
	U.S. OF AMER TREAS BOND	2.5% 15/JAN/2029 1,600,000	2,099,318	2,195,765
	U.S. OF AMER TREAS BOND	2.125% 15/FEB/2040 1,700,000	2,402,542	2,420,924
	U.S. OF AMER TREAS BOND	1.375% 15/FEB/2044 8,600,000	9,544,881	9,916,929
	U.S. OF AMER TREAS BOND	3.625% 15/APR/2028 5,300,000	11,082,245	10,694,595
	U.S. OF AMER TREAS BOND	2.0% 15/JAN/2026 12,200,000	16,952,798	16,725,783
	U.S. OF AMER TREAS BOND	3.125% 15/AUG/2044 15,800,000	16,644,314	17,009,680
	U.S. OF AMER TREAS BOND	3.875% 15/APR/2029 8,600,000	18,129,955	17,779,005
	U.S. OF AMER TREAS BOND	1.75% 15/JAN/2028 13,550,000	17,473,884	17,387,057
	U.S. OF AMER TREAS BOND	VAR 15/FEB/2042 600,000	677,589	612,635
	U.S. OF AMER TREAS NOTES	2.37% 15/JAN/2025 8,800,000	13,184,030	13,015,107
	U.S. OF AMER TREAS NOTES	1.87% 15/JUL/2015 2,555,000	3,180,294	3,128,814
	U.S. OF AMER TREAS NOTES	1.37% 15/JAN/2020 8,450,000	10,037,652	9,738,998
	U.S. OF AMER TREAS NOTES	2.37% 15/JAN/2027 1,000,000	1,548,099	1,409,180
	U.S. OF AMER TREAS NOTES	2.37% 15/JAN/2027 15,300,000	21,576,617	21,560,461
	U.S. OF AMER TREAS NOTES	1.0% 15/DEC/2017 500,000	500,000	498,828
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2023 600,000	645,036	596,834
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2019 700,000	725,825	701,545
	U.S. OF AMER TREAS NOTES	0.25% 31/DEC/2015 1,000,000	999,926	999,844
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2018 1,400,000	1,447,479	1,432,715
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2023 2,000,000	2,008,998	2,017,563
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2023 2,200,000	2,181,191	2,188,393
	U.S. OF AMER TREAS NOTES	2.0% 30/NOV/2020 2,500,000	2,493,262	2,521,875
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2024 3,200,000	3,123,246	3,081,842

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTES	2.125% 31/JAN/2021 3,100,000	3,075,363	3,146,500
	U.S. OF AMER TREAS NOTES	0.5% 15/APR/2015 4,500,000	4,964,715	4,866,320
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2023 7,100,000	7,088,328	7,162,348
	U.S. OF AMER TREAS NOTES	2.25% 15/NOV/2024 8,325,000	8,416,381	8,380,936
	U.S. OF AMER TREAS NOTES	1.125% 15/JAN/2021 7,600,000	8,146,560	8,569,965
	U.S. OF AMER TREAS NOTES	0.25% 15/JAN/2015 10,200,000	10,200,874	10,200,000
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2019 11,900,000	12,111,953	11,926,260
	U.S. OF AMER TREAS NOTES	1.875% 15/JUL/2019 10,400,000	12,771,035	12,413,285
	U.S. OF AMER TREAS NOTES	1.125% 15/JAN/2021 11,900,000	13,533,652	13,418,762
	U.S. OF AMER TREAS NOTES	0.25% 31/JAN/2015 17,000,000	17,003,213	17,001,989
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2022 23,450,000	24,268,633	23,929,151
	U.S. OF AMER TREAS NOTES	0.62% 15/JUL/2021 25,150,000	27,209,286	26,830,059
	U.S. OF AMER TREAS NOTES	1.62% 30/APR/2019 59,000,000	59,081,508	59,202,842
	U.S. OF AMER TREAS NOTES	2.25%31/JUL/2018 600,000	624,002	619,265
	U.S. OF AMER TREAS NOTES	1.25% 15/JUL/2020 1,400,000	1,598,097	1,599,821
	U.S. OF AMER TREAS NOTES	0.25%31/MAR/2015 17,000,000	17,008,537	17,005,984
	U.S. OF AMER TREAS NOTES	1,25% 15/JUL/2020 13,300,000	15,521,153	15,198,300
	U.S. OF AMER TREAS NOTES	1.375% 15/JUL/2018 1,399,500	1,652,400	1,614,139
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 3,900,000	4,186,621	3,923,516
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 28,400,000	28,932,680	28,571,244
	WISCNSN HSG & ECONOMIC DEV AUTH	VAR 01/SEP/2026 3,200,000	3,200,000	3,200,000
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT		609,870,397	603,045,495
	SECURITIES
MORTGAGE-BACKED SECURITIES:
	ALTERNATIVE LOAN TR	FLT 20/DEC/2046 1,021,460	604,194	774,135
	BANC OF AMERICA COMM MTG TR	5.38% 10/JUN/2049 3,300,000	3,816,656	3,560,598
	BANC OF AMERICA FUNDING TR	VAR 25/APR/2037 295,340	224,456	253,982
	BANC OF AMERICA FUNDING TR	FLT 20/MAY/2036 531,494	349,210	499,897
	BANC OF AMERICA MTG TR	VAR 25/FEB/2035 212,290	159,749	207,439
	BCRR TR	VAR 17/AUG/2045 5,184,061	4,432,372	5,515,690
*	BEAR STEARNS	FLT 25/MAR/2035 49,552	48,611	50,055
*	BEAR STEARNS	VAR 25/AUG/2035 25,611	25,005	25,756
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2037 347,444	241,950	309,534
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2035 19,566	18,833	19,575
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2035 22,655	22,272	22,585
	CITIGROUP MTG LOAN TR	FLT 25/OCT/2035 753,943	446,437	576,555
	COMM MTG	6.75% 20/JUN/2031 81,987	76,060	82,891
	CVS PASS-THROUGH TR	6.04% 10/DEC/2028 702,014	516,450	818,622
	FEDERAL HOME LOAN MTG CORP	VAR 01/SEP/2037 47,717	49,165	50,827
	FEDERAL HOME LOAN MTG CORP	VAR 01/JAN/2037 666,864	691,579	722,755
	FEDERAL HOME LOAN MTG CORP	4% 01/SEP/2039 16,752	17,343	17,878
	FEDERAL HOME LOAN MTG CORP	4% 01/AUG/2043 31,904	33,031	34,122
	FEDERAL HOME LOAN MTG CORP	4% 01/SEP/2043 916,517	948,882	980,362
	FEDERAL NATIONAL MTG ASSOC	8% 01/AUG/2015 0,176	186	178
	FEDERAL NATIONAL MTG ASSOC	8% 01/SEP/2015 0,295	306	297
	FEDERAL NATIONAL MTG ASSOC	7% 01/DEC/2027 0,935	996	938
	FEDERAL NATIONAL MTG ASSOC	9% 01/NOV/2021 1,247	1,337	1,264
	FEDERAL NATIONAL MTG ASSOC	8% 01/AUG/2015 1,345	1,419	1,357
	FEDERAL NATIONAL MTG ASSOC	2.5% 01/MAY/2043 172,815	164,336	168,962
	FEDERAL NATIONAL MTG ASSOC	2.5% 01/JUL/2043 178,239	169,494	174,268

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	FEDERAL NATIONAL MTG ASSOC	2.5% 01/OCT/2042 181,004	172,123	176,974
	FEDERAL NATIONAL MTG ASSOC	2.5% 01/MAY/2043 193,042	183,571	188,736
	FEDERAL NATIONAL MTG ASSOC	2.5% 01/DEC/2042 623,857	593,249	609,950
	FEDERAL NATIONAL MTG ASSOC	2.5% 01/JUL/2043 638,922	607,575	624,733
	FEDERAL NATIONAL MTG ASSOC	3% 01/MAY/2043 1,843,697	1,798,756	1,868,837
	FEDERAL NATIONAL MTG ASSOC	3% 01/SEP/2043 3,900,530	3,748,165	3,950,999
	FEDERAL NATIONAL MTG ASSOC	3.00% 25/JAN/2045 5,000,000	5,031,250	5,045,215
	FEDERAL NATIONAL MTG ASSOC	2.50% 25/JAN/2045 2,000,000	1,945,938	1,953,594
	FEDERAL NATIONAL MTG ASSOC	4.0% 25/JAN/2045 1,300,000	1,381,398	1,387,430
	FEDERAL NATIONAL MTG ASSOC	3.00% DEC/2049 9,000,000	8,979,007	9,104,067
	GOVT NATIONAL MTG ASSOC	VAR 20/MAY/2037 116,974	115,201	117,240
	GOVT NATIONAL MTG ASSOC	VAR 20/MAR/2037 277,961	273,748	278,619
	GOVT NATIONAL MTG ASSOC	7.5% 15/MAR/2029 6,544	6,963	7,931
	GOVT NATIONAL MTG ASSOC	2.5% 15/APR/2043 81,200	78,916	80,279
	GOVT NATIONAL MTG ASSOC	2.5% 15/MAR/2043 357,480	347,426	353,419
	GOVT NATIONAL MTG ASSOC	2.5% 15/JUN/2043 561,320	545,533	554,950
	GOVT NATIONAL MTG ASSOC	3.00% 15/JAN/2045 11,000,000	11,221,172	11,248,875
	HARBORVIEW MTG LOAN TR	FLT 25/FEB/2036 305,227	158,909	243,745
	INDUS ECLIPSE07-1 FRN	VAR 25/JAN/2020 179,271	246,791	274,916
	INDYMAC INDA	VAR 25/NOV/2037 233,882	152,106	222,430
	MASTR ADJ RATE MTGS TR	FLT 25/JAN/2036 433,009	332,915	432,144
	MERRILL LYNCH/CW COMM MTG	5.70% 12/SEP/2049 100,000	72,375	108,147
	ML-CFC COMM MTG	VAR 12/JUN/2050 4,290,000	2,805,355	4,632,664
	MORGAN STANLEY CAPITAL I	VAR 11/JUN/2049 77,362	61,856	84,116
	MORGAN STANLEY MTG LOAN TR	FLT 25/AUG/2034 249,529	129,504	245,420
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUL/2035 883,273	543,899	815,547
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2037 488,836	235,825	327,744
	MORGAN STANLEY MTG LOAN TR	VAR 25/JUN/2036 1,056,525	853,969	1,050,429
	RALI SERIES	FLT 25/DEC/2035 1,463,074	827,630	1,223,971
	RALI SERIES	FLT 25/JUN/2046 205,242	170,719	91,842
	RBSGC MTG LOAN TR	VAR 25/JAN/2037 664,527	260,013	460,717
	RBSSP RESECURITIZATION TR	FLT 26/JUL/2045 929,840	910,663	936,905
	STRUCTURED ADJ RATE MTG LOAN TR	VAR JAN/2035 700,027	438,352	694,978
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/MAY/2036 562,921	313,754	423,682
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 431,869	328,813	427,064
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 175,234	175,672	180,959
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 353,973	277,468	365,538
	UBS-BARCLAYS COMM MTG TR	VAR 10/MAR/2046 7,912,085	540,957	528,068
	WACHOVIA BANK COMM MTG	4.94% 15/APR/2042 315,379	240,761	315,662
	WACHOVIA BANK COMM MTG	VAR 15/OCT/2048 87,754	62,323	92,744
	WELLS FARGO	FLT 25/OCT/2035 1,283,568	1,120,916	1,283,764
	WELLS FARGO	FLT 25/OCT/2035 396,739	364,752	398,090
	WELLS FARGO	FLT 25/APR/2036 138,993	107,462	135,838
	TOTAL MORTGAGE-BACKED SECURITIES		61,824,079	68,419,494
DERIVATIVES RECEIVABLE:
	BOND FVH5 COMDTY FUTR LONG	VM EX: 31/MAR/2015 SIZE 100,000	—	2,254
	BOND FVH5 COMDTY FUTR LONG	FUTR LONG EX: 31/MAR/2015	2,254	(2,254)
	US LONG BOND (CBT) FUTR LONG	VM EX: 20/MAR/2015 SIZE 100,000	—	4,128
	US LONG BOND (CBT) FUTR LONG	FUTR LONG EX: 20/MAR/2015	4,128	(4,128)
	US ULTRA BOND (CBT) FUTR LONG	VM EX: 20/DEC/2015 SIZE 100,000	—	217,022
	US ULTRA BOND (CBT) FUTR LONG	FUTR LONG EX: 20/DEC/2015	217,022	(217,022)
	US 10YR NOTE (CBT) FUTR LONG	VM EX: 20/MAR/2015 SIZE 100,000	—	30,699

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	US 10YR NOTE (CBT) FUTR LONG	FUTR LONG EX: 15/JUNE/2015	30,699	(30,699)
	FWD CURENCY CONTRACTS - AUD	AUD RATE 1.2220	—	52,726
	FWD CURENCY CONTRACTS - BRL	BRL RATE 2.6582	—	19,154
	FWD CURENCY CONTRACTS - BRL	BRL RATE 2.7953	—	24,656
	FWD CURENCY CONTRACTS - DKK	DKK RATE 6.1514	—	17,664
	FWD CURENCY CONTRACTS - EUR	EUR RATE 0.8264	—	1,622,490
	FWD CURENCY CONTRACTS - EUR	EUR RATE 0.8264	—	55,347
	FWD CURENCY CONTRACTS - EUR	EUR RATE 0.8264	—	22,463
	FWD CURENCY CONTRACTS - EUR	EUR RATE 0.8261	—	360,305
	FWD CURENCY CONTRACTS - GBP	GBP RATE 0.6415	—	758
	FWD CURENCY CONTRACTS - GBP	GBP RATE 0.6415	—	910
	FWD CURENCY CONTRACTS - JPY	JPY RATE 119.9263	—	477
	FWD CURENCY CONTRACTS - JPY	JPY RATE 119.8950	—	24,086
	FWD CURENCY CONTRACTS - KRW	KRW RATE 1108.0000	—	5,738
	FWD CURENCY CONTRACTS - KRW	KRW RATE 1101.9029	—	9,063
	FWD CURENCY CONTRACTS - KRW	KRW RATE 1101.9029	—	2,567
	FWD CURENCY CONTRACTS - KRW	KRW RATE 1101.9030	—	113
	FWD CURENCY CONTRACTS - MXN	MXN RATE 14.7684	—	51,292
	FWD CURENCY CONTRACTS - MXN	MXN RATE 14.7684	—	54,446
	FWD CURENCY CONTRACTS - MXN	MXN RATE 14.7684	—	33,080
	FWD CURENCY CONTRACTS - MXN	MXN RATE 14.7684	—	47,050
	FWD CURENCY CONTRACTS - MXN	MXN RATE 14.7684	—	114,114
	FWD CURENCY CONTRACTS - MXN	MXN RATE 14.7684	—	12,470
	FWD CURENCY CONTRACTS - MYR	MYR RATE 3.5115	—	110,429
	GENERAL MOTORS CO C/WTS	2,998 SHARES	40,293	51,356
	GENERAL MOTORS CO C/WTS	2,998 SHARES	55,046	75,729
	CDS - CHINA	EX 20/JUN/2019 700,000	—	8,480
	CDS - CHINA	EX 20/DEC/2019 800,000	—	6,825
	CDS - EMIABD	EX 20/MAR/2016 3,000,000	—	27,519
	CDS - GS	EX 20/DEC/2018 100,000	—	1,221
	CDS - QATAR	EX 20/MAR/2016 2,000,000	—	15,285
	CDS - QATAR	EX 20/MAR/2016 1,600,000	—	12,228
	CDS - SPAIN	EX 20/SEP/2019 400,000	—	3,956
	CDS - SPAIN	EX 20/SEP/2019 500,000	—	4,945
	CDS - ITALY	EX 20/SEP/2017 2,800,000	—	16,398
	CDS - ITALY	EX 20/SEP/2017 1,500,000	—	8,784
	CDS - CDX.NA.IG.23	EX 20/DEC/2019 8,800,000	—	141,405
	CDS - ITRAXX EUROPE	EX 20/DEC/2019 1,400,000	—	30,611
	CDS - ITRAXX EUROPE	EX 20/DEC/2019 1,400,000	—	30,611
	CDS - ITRAXX EUROPE	EX 20/DEC/2019 1,300,000	—	28,425
	CDS - ITRAXX EUROPE	EX 20/DEC/2019 1,400,000	—	30,611
	CDS - ITRAXX EUROPE	EX 20/DEC/2019 1,000,000	—	21,865
	CDS - ITRAXX EUROPE	EX 20/DEC/2019 100,000	—	2,187
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 11,600,000	—	186,398
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 2,300,000	—	36,958
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 4,500,000	—	72,310
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 1,500,000	—	24,103
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 31,700,000	—	509,381
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 2,200,000	—	35,351
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 3,000,000	—	48,206
	CDI - CDX.NA.IG.23	EX 20/DEC/2019 1,800,000	—	28,924
	IRS - BBR	EX 18/JUN/2019 1,100,000	—	51,830

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	INFLATION SWAP - RPI UKRP	EX 15/DEC/2024 300,000	—	3,919
	INFLATION SWAP - RPI UKRP	EX 08/DEC/2024 1,300,000	—	26,195
	INFLATION SWAP - RPI UKRP	EX 15/DEC/2044 400,000	—	8,468
	INFLATION SWAP - RPI UKRP	EX 15/OCT/2044 600,000	—	32,135
	INFLATION SWAP - RPI UKRP	EX 15/OCT/2044 300,000	—	16,067
	INFLATION SWAP - RPI UKRP	EX 15/OCT/2044 200,000	—	10,712
	INFLATION SWAP - RPI UKRP	EX 15/OCT/2044 100,000	—	5,356
	INFLATION SWAP - RPI UKRP	EX 15/DEC/2044 200,000	—	12,718
	INFLATION SWAP - RPI UKRP	EX 11/DEC/2044 200,000	—	18,382
	INFLATION SWAP - RPI UKRP	EX 15/NOV/2044 100,000	—	9,349
	INFLATION SWAP - USCPI	EX 15/APR/2016 8,500,000	—	85,886
	INFLATION SWAP - USCPI	EX 15/APR/2017 1,600,000	—	10,433
	INFLATION SWAP - USCPI	EX 15/JUL/2017 8,800,000	—	35,431
	INFLATION SWAP - USCPI	EX 15/JUL/2017 3,100,000	—	12,482
	SWAPTION - SOP	CALL SCTY EX 08/28/2015 1	104,000	117,144
	SWAPTION - SOP	CALL SCTY EX 08/28/2015 1	132,399	152,333
	SWAPTION - SOP	CALL SCTY EX 12/01/2015 1	92,206	95,386
	SWAPTION - SOP	CALL SCTY EX 12/16/2015 1	280,000	22,115
	SWAPTION - SOP	PUT SCTY EX 04/25/2016 1	323,000	50,420
	SWAPTION - SOP	PUT SCTY EX 06/17/2015 1	26,370	25,852
	SWAPTION - SOP	PUT SCTY EX 06/17/2015 1	27,835	25,852
	SWAPTION - SOP	PUT SCTY EX 08/17/2017 1	156,410	71,014
	SWAPTION - SOP	PUT SCTY EX 08/17/2017 1	64,240	31,248
	SWAPTION - SOP	PUT SCTY EX 09/21/2015 1	159,417	19,852
	SWAPTION - SOP	PUT SCTY EX 03/20/2015 1	78,883	44,993
	SWAPTION - SOP	PUT SCTY EX 12/11/2017 1	32,500	240,261
	TOTAL DERIVATIVES RECEIVABLE		1,826,702	5,337,303
MONEY MARKET FUNDS AND OTHER:
	BLACKROCK DOMICILED MM FD	12 SHARES	12	12
*	JPM US GOV’T/MMKT FD CAP’L SH'S	264,622,977 SHARES	264,622,977	264,622,977
	LBI OPEN POSITION NET/MM FD	155,861 SHARES	—	65,851
	REPO CITIGROUP GLOBAL MRKTS INC	13,700,000 SHARES	13,700,000	13,700,000
*	REPO JPM CHASE BK	31,500,000 SHARES	31,500,000	31,500,000
	REPO MORGAN STANLEY & CO. INC	5,200,000 SHARES	10,400,000	10,400,000
	TRUST RECEIPT MISC INC	1 SHARE	—	1
	TOTAL OTHER		320,222,989	320,288,841
	SUBTOTAL INVESTMENTS		15,538,844,469	20,337,454,154

*	NOTES RECEIVABLE FROM PARTICIPANTS	INT RATE: 3.25 - 9.50%	N/A	501,820,216

	TOTAL INVESTMENTS		$15,538,844,469	$20,839,274,370

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON-EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	ITALY (REPUBLIC OF)	4.75% SEMI-ANN 09/15/2016 300,000	$(446,984)	$436,165
	ITALY (REPUBLIC OF)	5.25% SEMI-ANN 08/01/2017 200,000	(306,212)	309,387
	KINGDOM OF SPAIN	2.75% ANNUAL 04/30/2019 700,000	(1,003,405)	1,023,375
	MEXICO(UNITED MEXICAN STATES)	7.75% SEMI-ANN 05/29/2031 35,000,000	(2,923,930)	3,080,163
	UK OF GREAT BRITAIN AND NORT	SEMI-ANN ZCP 03/22/2024 700,000	(1,230,673)	1,251,215
DERIVATIVES:
	EUR-BUND OPTION	EX 05/23/2014 SIZE 100,000	—	4,400
	PEUGEOT SA EQUITY WRT	29/APR/2017 EUR 117,732	—	182,447
	US 10 YR US TREASURY NOTE	EX 06/20/2014 100,000	50,970	(196,568)
	US 5 YR US TREASURY NOTE	EX 05/23/2014 100,000	24,651	(22)
	EURO-BUND OPTION	EX 06/27/2014 SIZE 100,000	—	6,146
	EURO-BUND OPTION	EX 06/27/2014 SIZE 100,000	—	8,871
	EURO-BUND OPTION	EX 06/27/2014 SIZE 100,000	—	16,847
	EURO-BUND OPTION	EX 10/24/2014 SIZE 100,000	—	4,633
	EURO-BUND OPTION	EX 10/24/2014 SIZE 100,000	—	5,075
	EURO-BUND OPTION	EX 09/26/2014 SIZE 100,000	—	8,997
	SWAPTION - SOP	EX 10/29/2014 1	(55,342)	28,146
	SWAPTION - SOP	EX 11/10/2014 1	(51,513)	—
	SWAPTION - SOP	EX 05/11/2015 1	(206,400)	16,122
	BOND USZ4 COMDTY	EX 12/19/2014 SIZE 100,000	—	68,771
	BOND WNZ4 COMDTY	EX 12/19/2014 SIZE 100,000	—	43,455
	BOND USU4 COMDTY	EX 09/19/2014 SIZE 100,000	—	25,404
	BOND FVZ4 COMDTY	EX 12/31/2014 SIZE 100,000	—	86,344
	EURO-BUND FUTURE BOND	EX 06/06/2014 SIZE 100,000	—	(3,272)
	EURO-BUND FUTURE BOND	EX 06/06/2014 SIZE 100,000	—	(173,107)
	EURO-BUND FUTURE BOND	EX 12/08/2014 SIZE 100,000	—	(48,825)
	EURO-BUND FUTURE BOND	EX 09/08/2014 SIZE 100,000	—	36,298
	US 10YR NOTE (CBT) BOND	EX 12/19/2014 SIZE 100,000	—	167,194
	US 10YR NOTE (CBT) BOND	EX 12/19/2014 SIZE 100,000	—	(32,733)
	US 10YR NOTE (CBT) BOND	EX 06/19/2014 SIZE 100,000	—	14,604
	US 10YR NOTE (CBT) BOND	EX 06/19/2014 SIZE 100,000	—	(84,379)
	US 10YR NOTE (CBT) BOND	EX 09/19/2014 SIZE 100,000	—	69,878
	US 10YR NOTE (CBT) BOND	EX 09/19/2014 SIZE 100,000	—	(43,389)
	US 5YR NOTE (CBT) BOND	EX 06/30/2014 SIZE 100,000	—	97,116
	US 5YR NOTE (CBT) FUTR	EX 09/30/2014 SIZE 100,000	—	(31,297)
	USD IRS 10YR PRIM SWAP	EX 12/15/2014 SIZE 1,000	—	(117,874)
	USD IRS 10YR PRIM SWAP	EX 09/15/2014 SIZE 1,000	—	(93,248)
	USD IRS 10YR PRIM SWAP	EX 06/16/2014 SIZE 1,000	—	(109,326)
	USD IRS 10YR PRIM SWAP	EX 12/15/2014 SIZE 1,000	—	(32,495)
	USD IRS 10YR PRIM SWAP	EX 09/15/2014 SIZE 1,000	—	(39,946)
	USD IRS 10YR PRIM SWAP	EX 06/16/2014 SIZE 1,000	—	(38,681)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFLT SWAP INDEX OP	CALL SCTY EX 06/18/2014 1	1,110	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	2,005	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 09/17/2014 1	1,518	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 09/17/2014 1	6,407	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 10/15/2014 1	15,805	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 07/16/2014 1	867	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	6,134	—
	CREDIT DEFLT SWAP INDEX OP	CALL SCTY EX 08/20/2014 1	7,000	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	6,927	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	2,850	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	2,320	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	2,190	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	815	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 10/15/2014 1	7,440	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	3,290	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	3,100	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	2,200	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	278	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	1,125	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	2,138	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 11/19/2014 1	5,945	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 11/19/2014 1	5,180	—
	CREDIT DEFLT SWAP INDEX OP	CALL SCTY EX 11/19/2014 1	3,330	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	1,292	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 09/17/2014 1	2,699	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 09/17/2014 1	926	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	394	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	1,200	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	675	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	400	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 12/17/2014 1	600	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 09/17/2014 1	36,465	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	1,263	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	8,670	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	3,226	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	538	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 09/17/2014 1	1,400	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	1,279	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	1,331	—
	CREDIT DEFLT SWAP INDEX OP	PUT SCTY EX 06/18/2014 1	670	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 10/16/2014 1	2,547	(220)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 10/16/2014 1	6,807	(745)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 12/15/2014 1	14,262	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 12/03/2014 1	13,946	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 12/15/2014 1	53,212	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/25/2014 1	31,674	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/10/2014 1	16,392	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/11/2014 1	12,766	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/05/2014 1	4,179	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/26/2014 1	3,375	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/26/2014 1	6,268	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/11/2014 1	12,616	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/12/2014 1	12,063	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/19/2014 1	5,554	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 06/19/2014 1	7,078	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 06/05/2014 1	7,628	—
	MORTGAGE OPTION	CALL SCTY EX 05/05/2014 1	38,672	—
	SWAPTION - SOP	CALL SCTY EX 12/15/2014 1	194	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2014 1	13,072	(2,052)
	SWAPTION - SOP	PUT SCTY EX 11/10/2014 1	51,513	—
	SWAPTION - SOP	PUT SCTY EX 10/29/2014 1	55,700	(22,111)
	SWAPTION - SOP	PUT SCTY EX 12/15/2014 1	414	—
	SWAPTION - SOP	CALL SCTY EX 03/03/2014 1	9,458	—
	SWAPTION - SOP	CALL SCTY EX 12/02/2014 1	5,600	—
	SWAPTION - SOP	PUT SCTY EX 03/16/2015 1	11,200	(8,225)
	SWAPTION - SOP	PUT SCTY EX 03/16/2015 1	27,023	(18,283)
	SWAPTION - SOP	PUT SCTY EX 12/02/2014 1	8,960	(70)
	SWAPTION - SOP	PUT SCTY EX 07/28/2014 1	38,340	—
	SWAPTION - SOP	PUT SCTY EX 10/20/2014 1	6,769	—
	SWAPTION - SOP	CALL SCTY EX 11/17/2014 1	2,540	—
	SWAPTION - SOP	CALL SCTY EX 11/17/2014 1	8,400	—
	SWAPTION - SOP	CALL SCTY EX 11/13/2014 1	8,505	—
	SWAPTION - SOP	CALL SCTY EX 10/03/2014 1	3,430	—
	SWAPTION - SOP	PUT SCTY EX 11/17/2014 1	2,720	—
	SWAPTION - SOP	PUT SCTY EX 11/17/2014 1	13,440	—
	SWAPTION - SOP	PUT SCTY EX 11/28/2014 1	8,120	—
	SWAPTION - SOP	PUT SCTY EX 12/17/2014 1	2,185	—
	SWAPTION - SOP	PUT SCTY EX 11/13/2014 1	10,710	(315)
	SWAPTION - SOP	PUT SCTY EX 05/11/2015 1	206,933	(21,064)
	SWAPTION - SOP	PUT SCTY EX 07/28/2014 1	151,240	—
	VSPRGAGE OPTION	PUT SCTY EX 05/05/2014 1	52,852	—
	US 10 YEAR US TREAS NOTES	PUT SCTY EX 06/20/2014 100,000	44,166	(1,629)
SECURITIES SOLD SHORT:
	TBA FNMA 30YR	4.000% 12/25/2045 9,000,000	9,521,875	(9,587,227)
	NOMURA SECURITIES INTL INC	172,000 SHARES	172,000	(172,000)
	TBA FGLMC 30YR	5.500% 12/15/2045 1,000,000	1,112,891	(1,121,563)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2014
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	TBA FNMA 30YR	4.000% 01/25/2045 10,000,000	10,592,969	(10,633,750)
	TBA FNMA 30YR	3.500% 12/25/2045 9,000,000	9,271,328	(9,343,828)
	TBA FNMA 30YR	4.000% 10/25/2045 20,000,000	21,055,078	(21,112,500)
	TBA FNMA 30YR	4.000% 11/25/2045 15,000,000	15,797,656	(15,912,109)
	TBA FNMA 30YR	4.000% 06/25/2045 24,000,000	25,421,328	(25,405,703)
	TBA FNMA 30YR	4.000% 07/25/2045 15,000,000	15,836,719	(15,907,617)
	TBA FNMA 30YR	4.000% 08/25/2045 15,000,000	15,860,156	(15,867,188)
	TBA FNMA 30YR	4.000% 09/25/2045 15,000,000	15,822,656	(15,838,867)
	TBA FNMA 30YR	6.000% 12/25/2045 1,500,000	1,686,328	(1,702,031)
	TBA FNMA 30YR	3.500% 01/25/2045 11,000,000	11,410,748	(11,435,059)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Mark W. O'Donovan
Mark W. O'Donovan

Managing Director and Corporate Controller
(Principal Accounting Officer)

Date: June 25, 2015

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

INDEX TO EXHIBIT

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	54